UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Modular Streetscape Systems Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

June 1, 2017

Physical Address of Issuer:

1150 Pacific Street, Brooklyn, NY 11216, United States

Website of Issuer:

www.ooneepod.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 12, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3 full-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$325,931	$332,082
Cash & Cash Equivalents	$60,812	$48,504
Accounts Receivable	$0	$0
Short-term Debt	$23,294	$13,230
Long-term Debt	$90,000	$0
Revenues/Sales	$25,725	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(106,215)	$(193,125)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 30, 2021

Modular Streetscape Systems Inc.

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Modular Streetscape Systems Inc., known as Oonee ("**Oonee,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 12, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ooneepod.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Oonee

The date of this Form C is November 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Company was incorporated in Delaware as a corporation on June 1, 2017. The Company has filed in New York to conduct business under the assumed name "Oonee".

The Company is located at 1150 Pacific Street, Brooklyn, NY 11216, United States.

The Company's website is www.ooneepod.com.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Oonee and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$107,000 +
Offering Deadline	March 12, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of Class A common stock and 1,592,500 shares of Series A Preferred Stock. Currently, 7,999,999 shares of Class A common stock and 1,592,500 shares of Series A Preferred Stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized Class A common stock to be able to obtain funding by issuing shares of our Class A common stock or securities convertible into shares of our Class A common stock. We may also not have enough authorized capital stock to issue shares of Class A common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy

these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For

example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters and micro-mobility with placemaking features that enliven public space. Through our policy-based approach and commitment to best practices, we've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

Business Plan

The Company plans to significantly grow its business by investing in product development, including a design for mass production, and infrastructure expansion. The Company aims to become profitable from a corporate perspective in 2023. The capital we raise here will empower us to expand our product development and infrastructure as we continue to aggressively grow our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Oonee Pod Hub	Modular kiosks with secure parking for bicycles and public space amenities	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Hub	Large indoor public bike parking facilities	Real estate developers
Oonee Mini	Curbside units with secure parking for bicycles and public space amenities.	Municipalities, transit agencies, business improvement districts and private property owners

Competition

The markets in which our products are sold are highly competitive. Our products compete against traditional bike parking centers in metro areas which have been proven to be woefully inadequate in terms of security. No other secured storage and parking appears to be available with the same customizable features that we offer and none offer a complete turnkey operating and financing solution.

Customer Base

We sell our solution to municipalities, government agencies, real estate developers and large private property owners

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://Ooneepod.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development (1)	50%	$12,500	50%	$535,000
Growth and Expansion (2)	20%	$5,000	20%	$214,000
General Working Capital	24%	$6,000	24%	$256,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use these proceeds for: (a) hardware and software product development and iteration; (b) design for mass production; and (c) app and e-commerce platform build out.

(2) Proceeds will be used for vehicle fleet deployment and support for infrastructure deployment.

(3) These proceeds will be used to hire staff and contractors to build internal capacity, especially for technology, operations, and real estate acquisition, funding for marketing, legal, administration, and other expenses.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Shabazz Stuart	CEO, Founder and Director	CEO and Founder of Modular Streetscape Systems Inc., 2017 – Present Responsible for sales, operations, and general CEO responsibilities	Tufts University, B.A., Political Science, 2011
Yosef Kessler	Head of Operations and Partnerships	Head of Operations and Partnerships of Modular Streetscape Systems Inc., 2021 – Present; Partnerships Manager, 2019 - 2021 Responsible for operations, administration and business development Student 2015-2019	Macaulay Honors College at Hunter College CUNY, B.A., Political Science, 2019
Juan Manuel Mansylla Reynolds	Head of Product	Head of Product of Modular Streetscape Systems Inc., 2021 – Present Responsible for overseeing product design and development Principal at Totem, 2017 - 2020 Responsible for design and architectural services La Fantastica LLC, Partner 2008 - Present Responsible for design and architecture services and general operations	Columbia University Graduate School of Architecture, Planning & Preservation, MSAUD Architecture and Urban Design, 2008; Universidad Francisco Marroquin, B.A., Architecture, 2003;
Catherina Gioino	Head of Community Partnerships and Advocacy	Head of Community Partnerships and Advocacy of Modular Streetscape Systems Inc., 2021 – Present Responsible for communications and partnerships with community and advocacy groups Breaking News Reporter, New York Daily News, 2017 - 2021 Responsible for breaking news reporting and news coverage	Columbia School of International and Public Affairs, MPA, Urban and Social Policy, 2020; Columbia University in the City of New York, B.A., English and Political Science, 2019

Brandon Jones	Director	Founder at 9W Capital Management LP, 2012- Present Responsible for investment management and general operations	The University of Texas at Austin, B.A., International Business, 1991; University of Houston Law Center, J.D., 1995

Biographical Information

Shabazz Stuart: Shabazz Stuart is the Founder and CEO of the Company. In this role, he is responsible for sales, operations, and general CEO responsibilities. He graduated from Tufts University in 2011 with a B.A. in Political Science.

Yosef Kessler: Yosef is the Head of Partnerships and Operations at the Company. In this role, he is responsible for operations, administration, and business development. Yosef graduated from Macaulay Honors College at Hunter College CUNY with a B.A. in Political Science in 2019.

Juan Manuel Mansylla Reynolds: Juan is the Head of Product at the Company, where he oversees product design and development. He is also a partner at design studio Fantastica. Juan graduated from Universidad Francisco Marroquin with a B.A. in Architecture in 2003 and Columbia University Graduate School of Architecture, Planning & Preservation with an MSAUD in Architecture and Urban Design in 2008.

Catherina Gioino: Catherine is the Head of Community Partnerships and Advocacy for the Company. In this role, she leads communications and partnerships with community and advocacy groups. Prior, she was a breaking news reporter for the New York Daily News from 2018 to 2021. She graduated from Columbia University with a B.A. in English and Political Science in 2019 and from Columbia School of International and Public Affairs with an MPA in Urban and Social Policy in 2020.

Brandon Jones: Brandon Jones is an investor and board member of the Company. He is the Founder at 9W Capital Management LP since 2012 where he is responsible for investment management and general operations. He graduated from the University of Texas at Austin with a B.A in International Business in 1991 and has a J.D. from the University of Houston Law School class of 1995.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**") and 1,592,500 shares of Series A preferred stock, par value $0.01 per share (the "**Series A Preferred Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 2,627,246 shares of Class A Common Stock are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,999,999 shares of Class A Common Stock and 1,592,500 shares of Series A Preferred Stock will be issued and outstanding. Additionally, as of the date of this Form C, the Company has 0 options to purchase Class A Common Stock issued and outstanding and 2,627,246 options available for issuance under the 2021 Equity Incentive Plan. However, the Company has agreed, subject to Board approval and the execution of award agreements, to grant 1,551,909 options to purchase Class A Common Stock to certain officers and consultants of the Company, contingent on such employees and consultants meeting specified vesting conditions.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	7,999,999
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.19%

Type	Series A Preferred Stock
Amount Outstanding	1,592,500
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to receive dividends equal to $0.20 per share payable when declared (non-cumulative)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.37%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $3,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Class A Common Stock or other capital stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.86%

Type of security	Convertible Notes*
Amount Outstanding	$160,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	The Convertible Notes have an 18.5% Discount.
Interest Rate	3.5%
Maturity Date	October 31, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.59%

*The Company intends to amend the terms of the Convertible Notes to include this Offering in the "Qualified Financing" definition. As such, if the Qualified Financing dollar threshold of $1,000,000 is met, the Convertible Notes will convert at the discount noted above.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan from Company Shareholder
Creditor	Tucker Reed
Amount Outstanding	$2,800
Interest Rate and Amortization Schedule	5%
Description of Collateral	Unsecured
Maturity Date	None
Date Entered Into	September 28, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
Shabazz Stuart	3,240,000 shares of Class A Common Stock	33.78%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Modular Streetscape Systems Inc., known as Oonee (the "**Company**"), designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Company was incorporated in Delaware as a corporation on June 1, 2017, and is headquartered in Brooklyn, New York. The Company has filed New York to conduct business under the assumed name "Oonee".

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of October 31, 2021, the Company had an aggregate of $57,691 in cash, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company plans to open 35 kiosks in the next few years. Financing for new kiosks will come primarily from capital debt and out of home agencies.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$318,500	1,592,500	Product Development and General Working Capital	June 12, 2019 June 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$125,000	2	Product Development and General Working Capital	March 2, 2021; March 10, 2021	Section 4(a)(2)
Convertible Notes	$160,000	7	Product Development and General Working Capital	October 28, 2020; November 16, 2020; April 11, 2021; July 22, 2021	Reg. D Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 12, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in SAFEs (Simple Agreement for Future Equity) and/or Convertible Notes to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs and/or Convertible Notes in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $11,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $11,000,000 divided by (b) the

number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Company is a party to a certain Stockholders Agreement, dated as of June 14, 2019, between the Company, Series A Preferred Stock holders and certain other key stockholders, in which it was agreed to, among other things (i) provisions regarding the composition of the board of directors and rights to board observers; (ii) voting provisions regarding the Company's board of directors; (iii) restrictions on transfer of stockholder shares; (iv) tag along rights; (v) provisions regarding the sale of the Company; (vi) pre-emptive rights; (vii) covenants; (viii) consent rights; and (ix) provisions regarding an IPO.

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of

this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Director
(Title)

November 30, 2021
(Date)

/s/Brandon Jones
(Signature)

Brandon Jones
(Name)

Director
(Title)

November 30, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

OONEE

Modular Streetscape Systems, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Modular Streetscape Systems, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 31, 2021

Vincenzo Mongio

Modular Streetscape Systems, Inc.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	60,812	48,504
Total Current Assets	60,812	48,504
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	256,619	280,078
Security Deposits	8,500	3,500
Total Non-Current Assets	265,119	283,578
TOTAL ASSETS	325,931	332,082
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,486	10,430
Promissory Note Due to Shareholder	6,000	-
Deferred Income	12,000	2,800
Accrued Interest on Promissory Note	808	
Total Current Liabilities	23,294	13,230
Long-term Liabilities		
Convertible Notes Payable	90,000	-
Total Long-Term Liabilities	90,000	-
TOTAL LIABILITIES	113,294	13,230
EQUITY		
Common Stock	80,000	80,000
Preferred Stock	15,925	15,925
Additional Paid in Capital	555,908	555,908
Accumulated Deficit	(439,196)	(332,981)
Total Equity	212,637	318,852
TOTAL LIABILITIES AND EQUITY	325,931	332,082

Modular Streetscape Systems, Inc.
Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	25,725	-
Cost of Sales	-	-
Gross Profit	25,725	-
Operating Expenses		
General and Administrative	40,308	28,683
Contractors	59,018	84,233
Professional Fees	2,157	12,629
Product Development	4,486	29,552
Depreciation	30,959	18,767
Insurance	16,076	12,365
Advertising	8,128	6,896
Total Operating Expenses	161,132	193,125
Operating Income (loss)	(135,407)	(193,125)
Other Income		
Grant Income	30,000	-
Total Other Income	30,000	-
Other Expense		
Interest Expense	808	
Total Other Expense	808	-
Provision for Income Tax	-	-
Net Income (loss)	(106,215)	(193,125)

Modular Streetscape Systems, Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(106,215)	(193,125)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	30,959	18,767
Security Deposits	(5,000)	6,896
Accounts Payable	(5,944)	-
Accrued Interest	808	-
Deferred Expenses	9,200	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	30,023	25,663
Net Cash provided by (used in) Operating Activities	(76,192)	(167,462)
INVESTING ACTIVITIES		
Fixed Assets		
Pods	(7,500)	-
Net Cash provided by (used by) Investing Activities	(7,500)	-
FINANCING ACTIVITIES		
Proceeds from Issuance of Promissory Notes	6,000	-
Proceeds from Issuance of Convertible Notes	90,000	-
Net Cash provided by (used in) Financing Activities	96,000	-
Cash at the beginning of period	48,504	215,966
Net Cash increase (decrease) for period	12,308	(167,462)
Cash at end of period	60,812	48,504

Modular Streetscape Systems, Inc.
Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	7,999,999	80,000	1,592,500	15,925	555,908	(139,856)	511,977
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(193,125)	(193,125)
Ending Balance 12/31/2019	7,999,999	80,000	1,592,500	15,925	555,908	(332,981)	318,852
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(106,215)	(106,215)
Ending Balance 12/31/2020	7,999,999	80,000	1,592,500	15,925	555,908	(439,196)	212,637

Modular Streetscapes Systems, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Modular Streetscape Systems Inc., doing business as "Oonee", (which hereinafter is referred to as the "Company", "we," "us," or "our") was formed in Delaware on June 1, 2017. The Company designs and operates smart modular bike parking and service kiosk networks generally referred to as "Pods".

Since inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding, issuance of promissory notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Other Income

During 2020 the Company was awarded a one-time grant of $30,000 by the "Square Space Make It" contest hosted by the New York Nicks professional basketball team for which the Company has full discretion on use of proceeds and no repayment obligations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates advertising revenue using a sales agency to engage customers that want to advertise on Company Pods for campaigns that last one to three months. At the close of a campaign the Company records revenue earned and a receivable from the agency. The Company collects the receivable from the agency typically within 60 to 90 days, net of the agency commissions which approximate 40% of amounts charged to the end customer. Accordingly, sales are recorded net of commissions. From time-to-time the owner of the properties on which the Pods are located may also receive a revenue share of the advertising fees. These revenue shares can vary in percentage and structure.

The Company's primary performance obligation is advertising for the duration of the advertising campaign specified in the respective contract. Revenue is recognized throughout the contract as the obligation is fulfilled. If the Company is unable to fulfill the entirety of the advertising contract, the Company must provide the Advertiser with and alternate and/or additional media space.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of the pods are capitalized. Expenditures for maintenance and repairs are charged to expense. When pods are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the pods which is 10 years.

The Company reviews the carrying value of pods for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Pods	10	310,842	54,222		256,619
Grand Total	**-**	**$310,842**	**$54,222**		**$256,619**

Accounts Receivable

The Company generally extends 60 to 90 days of credit to its customers and sales agents and reviews its receivable portfolio for potential doubtful collections at year-end. Uncollectible receivables are written off using the direct write-off method. To date, the Company has had no significant write-offs of receivables.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid Expenses

From time to time the Company provides advance payments to certain contractors for programming and coding services which it records as an asset and expenses the costs in the month the services are rendered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses and are expensed as incurred.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31st, 2020, in September Company the Company received a $12,000 loan from a shareholder for working capital bearing interest at 5% per annum and no due date. During 2020 the Company had repaid $6,000 of the loan to the shareholder.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

During 2020, the Company entered into several convertible note agreements with various investors whereby proceeds received by the Company were in exchange for considerations that allow for their conversion into preferred stock at a discount of 18.5% upon the Company's qualified financing events as stated in the agreements with the following terms:

NOTE 5 – DEBT (Continued)

Convertible Notes Payable

Issue Date	Issue Amount	Due Date	Interest Rate
11/9/2020	$15,000	10/31/2022	3.5%
10/16/2020	15,000	10/31/2022	3.5%
10/26/2020	30,000	10/31/2022	3.5%
10/26/2020	20,000	10/31/2022	3.5%
10/16/2020	10,000	10/31/2022	3.5%
Total	**$90,000**		

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	6,000
2022	90,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

Common Stock
At December 31, 2020 the Company had authorized 10,000,000 common shares with a par value of $0.01 of which 7,999,999 were issued and outstanding.

Preferred Stock
At December 31, 2020 the Company had authorized 1,592,500 preferred shares with a par value of $0.01 per share and all of these shares were issued and outstanding.

NOTE 7 – OTHER INCOME AND EXPENSE

Grant Income
During 2020 the Company was awarded a one-tome grant of $30,000 by the "Square Space Make It" contest hosted by the New York Knicks professional basketball team for which the Company has full discretion on use of proceeds and no repayment obligations.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

NOTE 8 – SUBSEQUENT EVENTS (Continued)

Stock Based Incentive Plan

In late July 2021, the Company expects to authorize a stock-based incentive plan setting aside 2,627,246 shares of Common Stock, par value $0.01 per share. The Company believes such plan will help attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

Convertible note issuances

During 2021, the Company entered into two convertible note agreements as indicated below whereby proceeds received by the Company were in exchange for considerations that allow for their conversion into preferred stock upon the Company's qualified financing events as stated in the agreements with the same terms as those issued in 2020.

Type	Issue Date	Amount	Due Date	Interest Rate
Convertible Note	3/29/2021	$ 20,000.00	10/31/2022	3.5%
Convertible Note	7/7/2021	$ 50,000.00	10/31/2022	3.5%

SAFE Agreements

During 2021, the company entered issued two Simple Agreements for Future Equity ("SAFEs") SAFE agreements dated March 10, 2021 and March 2, 2021 for $25,000 and $100,000, respectively. The SAFEs allow for automatic conversion into preferred units on the completion of an equity financing event of at least $500,000 ("Qualified Financing") or change of control event with no discount and a valuation cap of $3,000,000.

In October 2021, the Company increased its authorized Class A Common Stock to 15 million.

Management's Evaluation

Management has evaluated subsequent events through November 29 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name	Oonee
Logo	
Headline	Smart, modular bike parking designed to scale in cities
Slides	
Tags	Social Impact, Latinx Founders, Black founders, Transportation, B2B2C, Coming soon, Venture-backed, Startups

Pitch text

Summary

- Bringing smart secure micromobility infrastructure networks to cities
- Over $248K in 2021 gross revenue so far with two stations
- 40 stations planned across the New York Metropolitan Area
- Investors include Urban Us and JUMP Bikes Founder Ryan Rzepecki
- Black & Brown led team of urban policy advocates and public space designers

Problem

The lack of secure parking is a major barrier for bike and scooter usage


1 in 4
households have experienced at least one bike theft in NYC
P
20
secure parking spaces for 1.6 million bike riders in NYC

The absence of secure parking options is one of the greatest barriers to bicycle and scooter adoption in cities today. Without safe and secure parking, riders are far more likely to experience adverse impacts such as **theft, vandalism, and weather damage.**

Likewise, bike and scooter owners lack access to a service ecosystem—like insurance, repair services, rentals, and more.

Bikes and scooters will never be a truly viable transportation option until it's reliable, convenient and affordable.

Solution

Bringing convenient & secure bike parking networks to cities


OONEE
Parking
Atlantic Av
Maintenance & Repairs
BARCLAYS CENTER
Charging
Public Space Amenities

Oonee builds both the infrastructure and digital marketplace that allows **bicycles and scooters to thrive** in today's cities. We offer a network of smart, modular infrastructure that gives micromobility riders **parking, charging, and servicing,** while providing public amenities like **greenery, ambient lighting, and seating.** Our stations will be paired with an app that connects users to goods and services such as **bike sales, rentals, and maintenance**.

Oonee works for everyone

- **For cities**: Oonee is a completely turnkey system. We design, finance, and operate the network, while helping cities achieve key climate and transportation goals.
- **For riders**: Oonee provides a seamless parking and servicing experience. We make it easy to use a bike or scooter to get around town.
- **For communities**: Oonee operates beautiful infrastructure that provides a number of placemaking benefits, while helping to reduce emissions and fight traffic congestion.


OONEE
In partnership with
PATH
THE PORT AUTHORITY
OF NY & NJ
OONEE

Product

Smart, modular bike parking and service marketplace

We've developed a comprehensive suite of **smart, connected modular, and secure** infrastructure for bicycles and scooters—all designed for today's cities.

Each installation is equipped with advanced safety features to protect every bike inside, and comes in a variety of designs to accommodate differing demand scenarios, architectural environments, and site conditions.


Oonee Pod
Bike Parking Meets Placemaking
A modular and customizable kiosk that combines bike parking and charging on the interior with public space amenities on the exterior. Each Pod can accommodate between 20 to 60 bicycles.


Oonee Mini
Designed for the Curb
A simple elegant solution for personal micromobility on city streets, the Mini unlocks the curb to bring easy, affordable, and convenient bike parking to communities. The Mini holds between six and ten bikes in the space of one car parking space. Imagine having one on every block in every neighborhood in your city.
OONEE


Oonee Hub
High-density Premium Indoor Facilities
Hubs are high-capacity (100+ spaces), publicly accessible micromobility parking and service centers. We're launching the first Hubs at two new developments in Brooklyn.

Users can access the network of stations with a smart device on a 24/7 basis and soon with real-time availability. Users can also access goods and services offered by our small business partners through our Oonee Marketplace.


Oonee App
A convenient app that connects users to the growing network of Minis, Pods, and Hubs. It makes registration seamless and users can access any location in the system.
Oonee Net
OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Oonee Net

An operations dashboard that provides convenient monitoring and control of the network for cities and property owners.


Oonee_A123456
LED Controls
Save

App Ecosystem


OONEE
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Insurance
Repairs
Maintenance
Rentals + Sales
Experiences


OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Traction

40 stations planned for the New York area


New York & New Jersey
Bike Parking System
Operated by
OONEE
In order to facilitate the proliferation of green, efficient transportation across the region, we're working with advocates, government agencies* and community groups to construct a modern bike parking system that is egalitarian, modern and accessible to all.
*Port Authority locations to be announced shortly
Follow the movement @ooneepod.
Existing
Planned
Proposed
Small- 8-20 spaces
Medium- 20-80 spaces
Hub- 80-100+ spaces
MANHATTAN
New York
Jersey City
Newark
BROOKLYN
QUEENS

Oonee is much more than an idea. We've launched four pilot stations in New York and New Jersey, as we build the nation's first regional bike parking network. We're contracting with some of the region's largest government agencies and private developers to develop a system that will provide secure parking to thousands.

We are contracting with Jersey City on **the nation's first municipal secure bike parking system**—powered via sponsorship and advertisement revenue—and will be free for the public to use.

We've developed several preliminary partnerships to build pilots nationally, including in **Miami**, **Philadelphia**, and **Los Angeles**.

3x revenue growth in 2021


BEST BUY
DUNKIN' DONUTS
OPEN INSIDE
Party City
NATURE VALLEY
TAKE IN THE TRAIL
BEST BUY
COFFEE

We executed a **100K+/month deal** with Nature Valley in August 2021

In 2021, we have more than tripled our gross revenue from the year prior, with $248K in gross revenue generated as of the end of November. Though the outdoor advertising and sponsorship portion of the business will generate hundreds of millions of dollars in annual revenue at full scale, the **service ecosystem is projected to eventually account for 86% of revenue.**

Growth trajectory

In the long term, Oonee's plan to become a marketplace and fulfillment ecosystem will connect users with bike and micromobility goods and services, including micromobility sales, rentals, maintenance, and insurance. The attraction of the core Oonee parking service will drive user adoption of the Oonee marketplace platform, with minimal user-acquisition cost.

As seen in...

The New York Times Bloomberg TIME New York Fast Company VICE

Customers

Cities and communities love Oonee

We're working successfully with some of the largest public and private players in one of the hardest-to-penetrate markets in the nation **—and we have rave reviews.**

New York's community leaders have rallied behind Oonee and called for implementing a secure bike parking system, like Oonee, citywide. Our work has sparked a movement to grow this essential urban infrastructure, and we're leading the way.


"The arrival of the Oonee Pod heralds a new era in NYC cycling... it should be throughout the entire city and we should expand it."
Eric Adams, Democratic Nominee for Mayor of New York
"Happy to have met with founder Shabazz Stuart of Oonee. I'm excited to help push for an expanded citywide bike parking system."
Antonio Reynoso, New York City Council Member and Democratic Nominee for Brooklyn Borough President
"I don't accept the premise that secure bike storage isn't feasible in NYC - folks like Oonee have already proven it can be done."
Carlina Rivera, New York City Council Member and candidate for Speaker

Real estate & media partners

Key real estate partners include the Port Authority of NY & NJ, Two Trees, MTA, Madison International Realty, Jersey City, and Totem. Advertisers also partner with Oonee to reach high-demand areas.

"We've been extremely impressed with the Oonee advertising format. Our clients love the high impact experience, and we're looking forward to the future expansion." - Pivot Media Ventures

Community-backed

Good policy, best practices, and grassroots community engagement are at the core of our identity; we're regarded as a premier voice in the sustainable transportation and livable streets movement. We are endorsed by leading transportation advocacy groups including Bike New York and Transportation Alternatives, and are a founding member of the Coalition for Urban Innovation.

Here's our video feature in *Streetfilms* that captures the community excitement behind our vision.

Business Model

Each Oonee location pays for itself


Locations Pay for Themselves
Assets are revenue positive within 5-16 months
• Each unit is capable of generating between **$80,000 and $400,000 annually** in advertising and sponsorship revenue.
• This revenue stream makes the assets revenue positive within 5-16 months.
REVENUE MODEL
Advertising Revenue split
Advertising seller 20%
Oonee 70%
City 10%

Oonee draws revenue in three ways

1. **Advertising**, specifically digital and static out-of-home (OOH) advertising on our parking infrastructures. These revenue streams cover the cost of the kiosks themselves.
2. **Sponsorship**, including naming deals for the network complements the OOH.
3. **E-commerce & service platform,** which capitalize on the large number of micromobility users who are drawn to the free bike & scooter parking centers to sell items and services like accessories, repairs, and maintenance.

Non-dilutive financing

We've secured term sheets to finance the next set of stations with non-dilutive capital. This allows us to devote funds from our equity raises to product development and internal capacity building.

Oonee is an impact-based enterprise with diversified revenue sources that provide ample downside protection and incredible upside.


Local Bike Shop
Oonee Stations
My Home
OONEE
HOME
WORK
Ship to
Meseroll Shop
108 Scholes St, Brooklyn, NY 11206
1.4 mi
Oonee Mini
Freeman St & McGuinness Blvd
0.2 mi
Home
440 Berry St, Brooklyn, NY 11249
3.6 mi
Pay with
Visa *1234
Total
$1299.99
Estimated delivery
Monday, Sep. 13

Bike and micromobility sales, rentals, and services can be purchased through our e-commerce platform and fulfilled at an Oonee station or off-site location

Market

Personal micromobility is a massive market


+116%
Daily cycling trips in NYC since 2008
+145%
E-bikes sales since 2019
+775
Miles of protected bike lanes in NYC by 2026

Growth in the micromobility market

Bicycles and micromobility are booming. **In New York City, daily cycling trips have each increased by 116% since 2009.** Covid-19 has accelerated this adoption as more folks look for safe, sustainable, and efficient modes of travel.

Bicycle shops and dealerships generate more than $6.2B in annual revenue in the nation—part of a larger $54B global bicycle industry. This market size is expected to appreciate substantially as consumers gravitate toward more expensive electric bikes and scooters. E-bike sales have increased 145% since 2019, and the e-bike market is projected to double in size by 2026.

Municipal investment

Cities are increasingly breaking from their car-centric pasts and investing billions in streets that prioritize walking, cycling, and mass transit. New York made 68 miles of streets car-free "Open Streets," and committed to 250 additional miles of protected bike lanes in the next five years.

Shared vs. personally-owned micromobility

While almost all the private capital resources have gone into shared Mobility as a Service (MaaS), the reality is that shared rides—while important—only account for a small fraction of the market. **The vast majority of micromobility trips are made on personally owned vehicles,** and creating an ecosystem that supports private ownership is crucial.

Competition

We're changing the game in transportation for cities


What we offer cities
A fully sealed turnkey operation
Advocacy & Planning
Design & Hardware
Financing & Installation
Operations & Maintenance

We're completely changing the way that cyclists navigate their cities, and the way that governments approach this kind of infrastructure.

- For cyclists, we **provide seamless connectivity to a vast network of thousands of parking spaces** throughout a city.
- For municipalities and property owners, we offer a completely turnkey concession experience—we **design, deploy, finance, and operate the infrastructure network.** In addition to managing the deployments, we also work with local governments to solicit & incorporate feedback from riders and communities, thus building a base of engaged support for the program.

There isn't another company in the space that does all of this.

Vision

One seamless ecosystem for micromobility


New Oonee Pod
Custom Cladding Options: Custom cladding options for varying architectural site conditions.
Redesigned Doors: Redesigned doors made from templed glass for greater durability and transparency.
Digital Screen: For PSAs, transit arrival times and sponsored content.
Superior Placemaking Options: Improved greenery, seating and exterior illumination.

The new Oonee Pod incorporates over a hundred new improvements and features

We're making the urban micromobility experience reliable, convenient, and affordable by building comprehensive networks of high-quality secure parking and service facilities for bikes, scooters, and other micromobility vehicles.

Design Innovation

In September 2021, we announced several new designs and technologies that would increase our ability to meet the complex demands of urban communities. The funds raised as part of this round will enable us to properly invest in product development to prototype and manufacture these designs.

The New Pod is optimized for manufacture and assembly, **leading to a projected 50% cost savings over the current pod**, thus further improving the unit economics of the business.


Oonee Lite
Concrete jersey barrier for ballast and maximum durability.
Tempered glass or steel mesh cladding.
Tempered glass or steel mesh cladding with optional greenery.
Sliding door for easy access and longevity.
Assisted lift racks for maximum accessibility and easy of use.

The Oonee Lite is a nimble, **cost-effective design** for less trafficked areas (i.e. a highway underpass). The Lite maintains placemaking with **design simplicity, durability,** and **ruggedness.**


Beyond Parking
An app that builds on the captive audience
App Features
• Access to a vast network of bike parking & charging stations
• Seamless access to purchase and sales options
• Easy purchase of accessories
• Proof of ownership & insurance info
• Builds brand awareness
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Store
Oonee_1234
POD
E-COMMERCE PLATFORM

In the near future, our network free secure bike parking stations will be paired with an **easy-to-use app that provides users with essential services including bike and scooter sales and rentals, accessories, maintenance, and insurance among others.**


TO TRAINS
E PLURIBUS UNUM

The New Oonee Pod is specifically designed to enhance marquee urban areas


plugNYC

Investors

Backed by Urban Us and Ryan Rzepecki

Notable investors in Oonee include **Urban Us** and **Ryan Rzepecki, Founder and CEO of Social Bicycles/JUMP Bikes.**


URBAN US
Urban Us
Funding startups that upgrade cities for climate change
Ryan Rzepecki
Founder of NYC-based JUMP Bikes, acquired by Uber

Urban Us is one of the leading climate tech investors in North America by Climate50.

Ryan Rzepecki is the **founder and CEO of Social Bicycles/JUMP**, which was acquired by Uber for $200M. Many regard him as one of the most influential founders in the micromobility space.

We are currently raising to support:

- Product development
- App and e-commerce platform build-out
- Design for mass manufacture and assembly (scale)
- Staff and contractors to build internal capacity, especially for tech, operations, and real estate acquisition
- Vehicle fleet deployment
- Funding for marketing, legal, administrative and other expenses

Impact

A focus on equity

As a community-developed company led by Black and Brown founders, our work has focused on equity and inclusivity. Our pilots have quickly established themselves as a gold standard for inclusive bike infrastructure; for cyclists of all backgrounds, this has been completely transformative.

As a result of this strategy of inclusion and making our pods free, our users are demographically representative of the broader community including many who are working cyclists, low-income riders, and riders of color.


Member Overview
3/5
Of users are people of color
1/3
Of users earn below NYC media income*
1/7
Of users are working cyclists
99%
Of users are very satisfied or satisfied with Oonee
97%
Feel that Oonee is very secure or secure
*$50,825
OONEE

Founders

A different kind of mobility company

We are a proud **Brooklyn-based, Black and Brown-led team** of advocates, designers, and policy experts that is uniquely positioned to execute on this vision.



Our journey started when founder Shabazz Stuart had his third bicycle stolen in a five-year period. He realized that secure parking for bicycles was critical for establishing convenient and reliable mobility in cities. Despite this obvious need and the growing number of cyclists on the street, there were no solution available for smart, attractive, secure bike parking solutions.

Shabazz and co-founder J. Manuel Mansylla set out to create nimble streetscape infrastructure that not only provides secure parking for bikes and scooters, but also enhances the surrounding public space.

Prior to founding Oonee, Shabazz was deputy Director of Operations for the Downtown Brooklyn Partnership, where he was responsible for 1.1M sq ft of public space. He also sits on the board of StreetsPAC and is a member of the Transportation Alternatives advisory council.

Co-founder J. Manuel Mansylla is widely recognized as one of New York's leading public space designers. He was the architect of the city's first pedestrian plaza in DUMBO and created the framework for NYCDOT's Street Seat program. He's also worked with countless other public and private actors over the years to build practical streetscape infrastructure.

Partners & advisors

Oonee is backed by leading partners and advisors in the world of urban-tech, media, mobility, and real estate.

Partners & Advisors

Mobility
Urban Policy
Governmental
Real Estate
Finance
Advertising & media



Ryan Rzepecki

Mobility veteran and urban policy expert



Tucker Reed

New York City government and real estate veteran



Rob Gheewalla

Finance and small business expert



Geoff Kanter

Advertising and media expert and angel investor



Brandon Jones

Investor and micromobility policy advocate



Shaun Abrahamson

Smart Cities Investor

INSTITUTIONAL PARTNERS URBAN-X PIVOT altinnova

Team

	Shabazz Stuart	Founder and CEO	A veteran of the public space management and economic development industry, Shabazz is considered one of the nation's leaders on equitable transportation infrastructure.
	J. Manuel Mansylla	Co-Founder and Head of Product	Manman is the visionary behind Oonee's modular and placemaking designs. He brings a wealth of experience in human-centered streetscape design creating the framework for NYC's street seat program and the first DOT pedestrian plaza
	Yosef Kessler	Head of Operations and Partnerships	
	Leon Santiago	Operations Manager	
	Catherina Gioino	Head of Community Partnerships and Advocacy	
	Ryan Rzepecki	Advisor	Mobility veteran and urban policy expert
	Tucker Reed	Advisor & Partner	New York City government and real estate veteran
	Rob Gheewalla	Advisor & Partner	Finance and small business expert
	Geoff Kanter	Advisor & Partner	Advertising and media expert; angel investor
	Brandon Jones	Advisor & Partner	Investor and micromobility policy advocate
	Shaun Abrahamson	Advisor & Partner	Smart Cities investor

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MODULAR STREETSCAPE SYSTEMS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Modular Streetscape Systems Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $11,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the

Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.01 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in

accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it

will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be

applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Brooklyn, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MODULAR STREETSCAPE SYSTEMS INC.

By:
Name: Shabazz Stuart
Title: Chief Executive Officer
Address: 1150 Pacific Street, Brooklyn, NY 11216, United States of America
Email: Shabazz@ooneepod.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Modular Streetscape Systems Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"*)*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and

delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Main Header Video

"Hi there, my name is **Shabazz Stuart** and I'm the co-founder & CEO of Oonee. We work with cities to implement scaled secure bike parking systems. I started this project after having my third bike stolen in just five years. For me, this work is personal, I'm not alone.

The lack of urban secure bike parking is one of the most salient transportation challenges of our time:

- Roughly half of urban cyclists experience bike theft
- In our hometown of New York, one out of every four households has lost at least one bicycle to theft….that's more than 2 million people!
- In survey after survey the lack of secure parking ranks as one of the leading reasons that people choose not to bike

Without secure bike parking, owning a bike is a nightmare. Why? The experience of owning a bike, for most, is just a nightmare. People are forced to lug their bikes up to their cramped apartments often either sleeping next to them or hanging them on balconies. Others are forced to "park and pray" until the inevitable day that their bikes become the victim of bad weather, vandalism or theft.

Cycling & Micromobility will never become a mainstream mode of transportation until we solve this problem.

That's why we created Oonee.

"Oonee is about doing things differently.

As a civic startup, we've developed a comprehensive market based model that can grow this infrastructure in cities, at scale.

The cornerstone of our innovative work is complete vertical integration; a turnkey approach that makes it easy & simple for communities.

- **Advocacy & Policy**

  The first step is advocacy. We work with city and community leaders to push and plan for smart, well designed, egalitarian infrastructure

that serves everyone.

- **Financing**

  We strategize with sponsors and advertisers to develop innovative financing options that make the infrastructure free for the public to use and revenue positive for the city.

- **Building**

  We collaborate with the top OEMs to design, develop and build modular, durable and smart hardware that just really works for our communities.

- **Operations**

  Finally, we care for and maintain the infrastructure so that it works just as well on day 1,000 as it did on day one. If something breaks, we fix it. If a cyclist has an issue, we're there to help. Our platform makes it easy to sign up and even easier to securely park a bike every day.

With this formula, everyone wins.

For cities this means scaled systems that are actually impactful and for cyclists a network of free bike parking and micromobility hubs that revolutionize the experience.

We believe that good policies and initiatives that produce value for society, also can create enormous value for investors. True innovation is finding that symbiotic link; that's what we set out to do for bike parking infrastructure.

As a business, Oonee generates revenue in two new ways:

Advertising & Sponsorship:

The first is by placing sponsored content and advertising media on the exterior of the stations. Displayed in either static or digital formats, advertising revenue can generate tens of thousands of dollars in gross revenue per month at each location.

Of course, ad supported street furniture is not a new idea; advertisements

are common revenue streams on bus shelters, newsstands, bikeshare, even trash cans.

We’ve incorporated them seamlessly into our bike parking, allowing each station to quickly pay for itself, while eliminating usage fees for the public. Moreover, this model also provides more than enough money for weekly cleaning, maintenance and parts replacement; we’re even able to provide insurance to the bikes inside.

With this new paradigm, we can think about building secure bike parking stations on serious scale; New York has 3,000 bus shelters; why not 3,000 bike parking stations?

We’ve already validated that this model can work-- and are on track to generate more than $250,000 in media in just three quarters of 2021.

But this is only the foundation

As we worked with advocates and community leaders to envision a premier scaled bike parking network, we discovered another opportunity; **connecting riders with an easy ecosystem that provides insurance, maintenance, rentals and other essentials.**

For many, using a bike is like the wild west; the conveniences and concierge experience that are commonplace amongst other transit modes are sorely lacking for bikes.

When downloading the Oonee app, users will be connected with local bike shops and vendors that can deliver goods, products and services to Oonee stations, storefronts, and even homes and offices. Imagine getting your bike repaired by a local mechanic while you’re at work, a movie or making breakfast at home.

With advanced self locking rack technology, services can be delivered to Oonee without the user being present, leading to an entirely new convenience ecosystem.

The potential for scalable impact here is absolutely enormous; with secure bike parking as an anchor, we can create a new community marketplace that truly simplifies the experience of owning a bike by bringing everything into one place.

> For impact investors, we're creating a scalable marketplace backed by valuable on-street assets. We've always known that bike parking is an extremely important social good; now we can finally unlock its value.

We're not naive dreamers and this isn't a wide theory. In 2018, we set out to launch three well designed, free bike parking pilots in New York City and New Jersey, one of the nation's most challenging regulatory markets.

There were so many naysayers, but as a Black & Brown led team of urban designers and advocates we knew that listening to communities while carefully incorporating best practices in design, policy and operations would yield success.

The results have been amazing. The city has rallied to our cause and our pods have become a normal part of the urban landscape. We're on track to generate a quarter million dollars in revenue this year; proof that green business can be good business.

Most importantly; we've made a real difference in the lives of cyclists from all backgrounds. In over 150,000 use cases, 60 percent of our users identify as non-white, and more than 35% below area median income. More than twenty percent are working cyclists.

...and we're just getting started.

Working in partnership with Jersey City, the Port Authority and other public and private agencies, we've secured the rights for the next 40 stations in the New York area; a historic project that will help transform New York into a national leader for micro-mobility.

We're hoping that you will consider joining us on this journey. Investing in this campaign will give us the resources that we need to expand the team and invest in product development and technology.

Ultimately, this is about creating green, climate friendly transit infrastructure that will improve livability within our communities and make it easier to get around… for our neighbors, for our school kids, for our essential workers; **for all of us.**

Video in Customers Section

“[cheering, clapping, light background chatter]

Shabazz Stuart: We are in Brooklyn, we are across the street from the Barclays Center at Atlantic Terminal, and this is Oonee. This is the first installation in Brooklyn, the first permanent installation in New York City. This can have 20 bikes at a time, 20 bikes at a time means it can service about 150 people a day. This is a mall where people come in, they park their bikes, they go shopping for an hour or two, they leave, it’s a transportation hub.

Eric Adams: Across from the Barclays Center, to have a space where you can put your bikes, get on the train, or go to the game, that is the mindset we want to employ in this city.

Corey Johnson: You know, we’re standing here today on a rainy, mid-December day. Shabazz has been working on this for years and years and years, and New York City is great because we’re a city of innovators and entrepreneurs and people that keep pushing forward.

Laurie A. Cumbo: Coming from my artistic vantage point, this is really actually very beautiful, and it's designed very well, and it’s very attractive. This is really going to give the dignity and the safety as well as the beauty to a form of transportation that’s been long neglected throughout our cities.

Stuart: We have a unit that’s doing extremely well in Journal Square, in partnership with the Port Authority of New York and New Jersey. It actually has exceeded our capacity expectations, we’ve got about 200 people signed up to use it on a regular basis.

Yosef Kessler: The week after it opened we saw the pod fill up to its capacity. You can use your card or a smartphone app to open the door, and then you go inside. We have vertical racks, and we have 20 spots. You can park your bike or scooter, your e-bike, we’re really here to serve everybody.

Matrika Hay: I had bought my bike over the summer because of this place. I commute into World Trade Center via the PATH, and I never really wanted to buy a bike because I was always worried it was going to get stolen, and then when this came up, I was like, okay, okay, this is cool, I’m going to get a bike now. It cuts my commute time in half.

Rich Kiamco: I might do a late show, stay at my partner’s in the city, and I don’t want to worry about my bike being stolen, but here it’s insured, and also, it’s just sheltered from the elements, and it’s just a better experience.

Vincent Marchetto: As a person that rides a scooter, having a safe place to store and lock the scooter really makes using the device so much easier and carefree.

Kessler: We take our maintenance role very seriously. We're out here at least 4 times a week cleaning, sweeping, watering and trimming the plants, preventative maintenance, making sure that we catch problems before they arise, and the goal is to make sure that this Pod is looking as good on day 500 as it did on day 1.

Kiamco: I love the Pod. It's changed my life, and it's changing other people's lives. I mean, the way people commute, the way people use space, the way people use transportation, I think it's important. I mean, I'd love to see more in Jersey City, but just across the metropolitan area.

Background Voice [offscreen]: Now that's a real photographer! [laughter]

Hercules Reid: Driving past, walking past, or even just knowing that it exists, and it's just the beginning. Hopefully we'll get more of these around our city.

Doug Gordon: Now we just need about 1,000 more of them. You know, it's an incredible development, and I'm really proud of Shabazz too, he's worked really hard to make this happen.

Stuart: We think the future of New York lays in a few dozen of the mega-large facilities like the ones you saw in Utrecht, hundreds of these medium-sized facilities between 20 and 80 bicycles, and then thousands of the smaller facilities in the space of a parking space that can park 7 bikes at a time.

Johnson: If there are other places around the city where we could build even bigger stations that have bike storage, that's what we should do, but this is a great blueprint, a great first example of what's possible, and we should identify other places where we can do this as well.

[credits]

Johnson: I love StreetFilms, and I love Shabazz Stuart, and today is a good day for the borough of Brooklyn!"

Video in Impact Section

Kawan: This is actually my third borough doing what I do now for DoorDash and Postmates. I go to different restaurants, food eateries, and I pick up the food and drop it off to their house.

I originally worked in Manhattan where I lived in a shelter and because of that, in the shelter, they don't allow you to lock stuff up in the shelter like bikes and e-bikes and stuff like that. You have to leave it outside and because of that I got three bikes stolen from me. I didn't know where I was gonna turn, where I was gonna lock it up, and how I was gonna be able to keep working.

And I didn't have any family to turn to and say "Can I do this? Can I do that?" So I was like on my own like I've always been for years and when I see this email, it was a place to like. It saved my life, literally. It gave me a place to go, lock my bike safely and a nice atmosphere and work and save up so I can get out of this shelter I'm in.

Honestly, if this were to go away, I would have to stop working because a lot of people that deliver to you have to go to places like this cause they don't have any place safe to lock their bike. This can't go. If this goes, I'm gone. Like my job, my happiness, like gone.

If Oonee were in other places, other boroughs, it'll be helpful cause I'm from Manhattan, so I'd be able to store my bike in Manhattan. And not have to pay a car to come over here and not have to get up early to come over here to start working. I'd be able to do that over there which would be more convenient.

The top ten places I wanna see Oonee go to, definitely Manhattan, it's in Brooklyn already so that's another one, the Bronx, close to Chinatown because I see a lot of people biking, a lot of people doing deliveries around in that area, pretty much the whole Manhattan.

I think for someone to say that only one race does one thing is kinda silly when if you just go outside everyday you see all different nationalities riding bikes. I live in Chinatown. I see all nationalities riding bikes. I see Caucasians, I see Black people, I see Chinese people, I see Spanish people riding bikes. Everybody riding bikes.

It means a lot to me that this is a Black owned business because it gives me the inspiration to think-- to say that I can do the same thing. I can own a business one day. I don't wanna sound prejudice or anything, I'd be happy for any owned businesses. But me being a Black man, I feel more at home here.

Mayor DeBlasio and DOT, please help us open other spots for free. If you had spots like this, for people to be able to store their bikes safely or e-scooters or whatever else they have for their job or their transportation, it'd be a lifesaver for every community that you put it in.

EXHIBIT E

Testing the Waters Communications

Republic

Company Name

Oonee

Logo

OONEE

Headline

Smart, modular bike parking designed to scale in cities

Hero Image


OONEE
OONEE

Tags

Social Impact, Latinx Founders, Black founders, Transportation, B2B2C, Coming soon, Venture-backed, Startups

Pitch text

Summary

- Bringing smart secure micromobility infrastructure networks to cities
- Over $235K in 2021 gross revenue so far with two stations
- 40 stations planned across the New York Metropolitan Area
- Investors include Urban Us and JUMP Bikes Founder Ryan Rzepecki
- Black & Brown led team of urban policy advocates and public space designers

Problem

The lack of secure parking is a major barrier for bike and scooter usage


1 in 4
households have experienced at least one bike theft in NYC
20
secure parking spaces for 1.6 million bike riders in NYC

The absence of secure parking options is one of the greatest barriers to bicycle and scooter adoption in cities today. Without safe and secure parking, riders are far more likely to experience adverse impacts such as **theft, vandalism, and weather damage.**

Likewise, bike and scooter owners lack access to a service ecosystem—like insurance, repair services, rentals, and more.

Bikes and scooters will never be a truly viable transportation option until it's reliable, convenient and affordable.

Solution

Bringing convenient & secure bike parking networks to cities


OONEE
Parking
Atlantic Av
Maintenance & Repairs
BARCLAYS CENTER
AYS CENTER
Charging
Public Space Amenities

Oonee builds both the infrastructure and digital marketplace that allows **bicycles and scooters to thrive** in today's cities. We offer a network of smart, modular infrastructure that gives micromobility riders **parking, charging, and servicing,** while providing public amenities like **greenery, ambient lighting, and seating.** Our stations will be paired with an app that connects users to goods and services such as **bike sales, rentals, and maintenance**.

Oonee works for everyone

- **For cities**: Oonee is a completely turnkey system. We design, finance, and operate the network, while helping cities achieve key climate and transportation goals.
- **For riders**: Oonee provides a seamless parking and servicing experience. We make it easy to use a bike or scooter to get around town.
- **For communities**: Oonee operates beautiful infrastructure that provides a number of placemaking benefits, while helping to reduce emissions and fight traffic congestion.


OONEE
In partnership with
PATH
THE PORT AUTHORITY
OF NY & NJ
OONEE

Product

Smart, modular bike parking and service marketplace

We've developed a comprehensive suite of **smart, connected modular, and secure** infrastructure for bicycles and scooters—all designed for today's cities.

Each installation is equipped with advanced safety features to protect every bike inside, and comes in a variety of designs to accommodate differing demand scenarios, architectural environments, and site conditions.


Oonee Pod
Bike Parking Meets Placemaking
A modular and customizable kiosk that combines bike parking and charging on the interior with public space amenities on the exterior. Each Pod can accommodate between 20 to 60 bicycles.


Oonee Mini
Designed for the Curb
A simple elegant solution for personal micromobility on city streets, the Mini unlocks the curb to bring easy, affordable, and convenient bike parking to communities. The Mini holds between six and ten bikes in the space of one car parking space. Imagine having one on every block in every neighborhood in your city.
OONEE


Oonee Hub
High-density Premium Indoor Facilities
Hubs are high-capacity (100+ spaces), publicly accessible micromobility parking and service centers. We're launching the first Hubs at two new developments in Brooklyn.

Users can access the network of stations with a smart device on a 24/7 basis and soon with real-time availability. Users can also access goods and services offered by our small business partners through our Oonee Marketplace.


Oonee App
A convenient app that connects users to the growing network of Minis, Pods, and Hubs. It makes registration seamless and users can access any location in the system.
Oonee Net
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Oonee Net

An operations dashboard that provides convenient monitoring and control of the network for cities and property owners.





ALL
NEW YORK
NEW JERSEY
Oonee_A123456
LED Controls
Start Time
End Time
Color
Save

App Ecosystem



OONEE
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Insurance
Repairs
Maintenance
Rentals + Sales
Experiences


OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Traction

40 stations planned for the New York area


New York & New Jersey
Bike Parking System
Operated by
OONEE
In order to facilitate the proliferation of green, efficient transportation across the region, we're working with advocates, government agencies* and community groups to construct a modern bike parking system that is egalitarian, modern and accessible to all.
*Port Authority locations to be announced shortly
Follow the movement @ooneepod.
Existing
Planned
Proposed
Small- 8-20 spaces
Medium- 20-80 spaces
Hub- 80-100+ spaces
MANHATTAN
New York
Jersey City
Newark
BROOKLYN
QUEENS
Union City
Weehawken
Secaucus
North Bergen
Harlem
Astoria
Williamsburg
Greenpoint

Oonee is much more than an idea. We've launched four pilot stations in New York and New Jersey, as we build the nation's first regional bike parking network. We're contracting with some of the region's largest government agencies and private developers to develop a system that will provide secure parking to thousands.

We are contracting with Jersey City on **the nation's first municipal secure bike parking system**—powered via sponsorship and advertisement revenue—and will be free for the public to use.

We've developed several preliminary partnerships to build pilots nationally, including in **Miami**, **Philadelphia**, and **Los Angeles**.

3x revenue growth in 2021


BEST BUY
DUNKIN' DONUTS
OPEN INSIDE
Party City
NATURE VALLEY
TAKE IN THE TRAIL
BEST BUY
COFFEE

We executed a **100K+/month deal** with Nature Valley in August 2021

We ended our first year of business (2020) with $82K in gross revenue. In 2021, **we are on track to more than triple that figure,** with **$235K** in revenue generated as of the beginning of October. Though the outdoor advertising and sponsorship portion of the business will generate hundreds of millions of dollars in annual revenue at full scale, the **service ecosystem is projected to eventually account for 86% of revenue.**

Growth trajectory

In the long term, Oonee's plan to become a marketplace and fulfillment ecosystem will connect users with bike and micromobility goods and services, including micromobility sales, rentals, maintenance, and insurance. The attraction of the core Oonee parking service will drive user adoption of the Oonee marketplace platform, with minimal user-acquisition cost.

As seen in...

The New York Times Bloomberg TIME New York Fast Company VICE

Customers

Cities and communities love Oonee

We're working successfully with some of the largest public and private players in one of the hardest-to-penetrate markets in the nation —**and we have rave reviews.**

New York's community leaders have rallied behind Oonee and called for implementing a secure bike parking system, like Oonee, citywide. Our work has sparked a movement to grow this essential urban infrastructure, and we're leading the way.


"The arrival of the Oonee Pod heralds a new era in NYC cycling... it should be throughout the entire city and we should expand it."
Eric Adams, Democratic Nominee for Mayor of New York
"Happy to have met with founder Shabazz Stuart of Oonee. I'm excited to help push for an expanded citywide bike parking system."
Antonio Reynoso, New York City Council Member and Democratic Nominee for Brooklyn Borough President
"I don't accept the premise that secure bike storage isn't feasible in NYC - folks like Oonee have already proven it can be done."
Carlina Rivera, New York City Council Member and candidate for Speaker

Real estate & media partners

Key real estate partners include the Port Authority of NY & NJ, Two Trees, MTA, Madison International Realty, Jersey City, and Totem. Advertisers also partner with Oonee to reach high-demand areas.

"We've been extremely impressed with the Oonee advertising format. Our clients love the high impact experience, and we're looking forward to the future expansion." - Pivot Media Ventures

Community-backed

Good policy, best practices, and grassroots community engagement are at the core of our identity; we're regarded as a premier voice in the sustainable transportation and livable streets movement. We are endorsed by leading transportation advocacy groups including Bike New York and Transportation Alternatives, and are a founding member of the Coalition for Urban Innovation.

Here's our video feature in *Streetfilms* that captures the community excitement behind our vision.

Business Model

Each Oonee location pays for itself


Locations Pay for Themselves
Assets are revenue positive within 5-16 months
• Each unit is capable of generating between $80,000 and $400,000 annually in advertising and sponsorship revenue.
• This revenue stream makes the assets revenue positive within 5-16 months.
REVENUE MODEL
Advertising Revenue split
Advertising seller 20%
Oonee 70%
City 10%

Oonee draws revenue in three ways

1. **Advertising**, specifically digital and static out-of-home (OOH) advertising on our parking infrastructures. These revenue streams cover the cost of the kiosks themselves.

2. **Sponsorship**, including naming deals for the network complements the OOH.

3. **E-commerce & service platform,** which capitalize on the large number of micromobility users who are drawn to the free bike & scooter parking centers to sell items and services like accessories, repairs, and maintenance.

Non-dilutive financing

We've secured term sheets to finance the next set of stations with non-dilutive capital. This allows us to devote funds from our equity raises to product development and internal capacity building.

Oonee is an impact-based enterprise with diversified revenue sources that provide ample downside protection and incredible upside.


Local Bike Shop
Oonee Stations
My Home
OONEE
HOME
WORK
Ship to
Meseroll Shop
108 Scholes St, Brooklyn, NY 11206
1.4 mi
Oonee Mini
Freeman St & McGuinness Blvd
0.2 mi
Home
440 Berry St, Brooklyn, NY 11249
3.6 mi
Pay with
Visa *1234
Total
$1299.99
Estimated delivery
Monday, Sep. 13

Bike and micromobility sales, rentals, and services can be purchased through our e-commerce platform and fulfilled at an Oonee station or off-site location

Market

Personal micromobility is a massive market


+116%
Daily cycling trips in NYC since 2008
+145%
E-bikes sales since 2019
+775
Miles of protected bike lanes in NYC by 2026

Growth in the micromobility market

Bicycles and micromobility are booming. **In New York City, daily cycling trips have each increased by 116% since 2009.** Covid-19 has accelerated this adoption as more folks look for safe, sustainable, and efficient modes of travel.

Bicycle shops and dealerships generate more than $6.2B in annual revenue in the nation—part of a larger $54B global bicycle industry. This market size is expected to appreciate substantially as consumers gravitate toward more expensive electric bikes and scooters. E-bike sales have increased 145% since 2019, and the e-bike market is projected to double in size by 2026.

Municipal investment

Cities are increasingly breaking from their car-centric pasts and investing billions in streets that prioritize walking, cycling, and mass transit. New York made 68 miles of streets car-free "Open Streets," and committed to 250 additional miles of protected bike lanes in the next five years.

Shared vs. personally-owned micromobility

While almost all the private capital resources have gone into shared Mobility as a Service (MaaS), the reality is that shared rides—while important—only account for a small fraction of the market. **The vast majority of micromobility trips are made on personally owned vehicles,** and creating an ecosystem that supports private ownership is crucial.

Competition

We're changing the game in transportation for cities


What we offer cities
A fully sealed turnkey operation
Advocacy & Planning
Design & Hardware
Financing & Installation
Operations & Maintenance

We're completely changing the way that cyclists navigate their cities, and the way that governments approach this kind of infrastructure.

- For cyclists, we **provide seamless connectivity to a vast network of thousands of parking spaces** throughout a city.
- For municipalities and property owners, we offer a completely turnkey concession experience—we **design, deploy, finance, and operate the infrastructure network.** In addition to managing the deployments, we also work with local governments to solicit & incorporate feedback from riders and communities, thus building a base of engaged support for the program.

There isn't another company in the space that does all of this.

Vision

One seamless ecosystem for micromobility


New Oonee Pod
Custom Cladding Options: Custom cladding options for varying architectural site conditions.
Redesigned Doors: Redesigned doors made from templed glass for greater durability and transparency.
Digital Screen: For PSAs, transit arrival times and sponsored content.
Superior Placemaking Options: Improved greenery, seating and exterior illumination.

The new Oonee Pod incorporates over a hundred new improvements and features

We're making the urban micromobility experience reliable, convenient, and affordable by building comprehensive networks of high-quality secure parking and service facilities for bikes, scooters, and other micromobility vehicles.

Design Innovation

In September 2021, we announced several new designs and technologies that would increase our ability to meet the complex demands of urban communities. The funds raised as part of this round will enable us to properly invest in product development to prototype and manufacture these designs.

The New Pod is optimized for manufacture and assembly, **leading to a projected 50% cost savings over the current pod**, thus further improving the unit economics of the business.


Oonee Lite
Concrete jersey barrier for ballast and maximum durability.
Tempered glass or steel mesh cladding.
Tempered glass or steel mesh cladding with optional greenery.
Sliding door for easy access and longevity.
Assisted lift racks for maximum accessibility and easy of use.

The Oonee Lite is a nimble, **cost-effective design** for less trafficked areas (i.e. a highway underpass). The Lite maintains placemaking with **design simplicity, durability,** and **ruggedness.**


Beyond Parking
An app that builds on the captive audience
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Store
Oonee_1234
POD
App Features
• Access to a vast network of bike parking & charging stations
• Seamless access to purchase and sales options
• Easy purchase of accessories
• Proof of ownership & insurance info
• Builds brand awareness
E-COMMERCE PLATFORM

In the near future, our network free secure bike parking stations will be paired with an **easy-to-use app that provides users with essential services including bike and scooter sales and rentals, accessories, maintenance, and insurance among others.**


E PLURIBUS UNUM
TO TRAINS

The New Oonee Pod is specifically designed to enhance marquee urban areas


plugNYC

Investors

Backed by Urban Us and Ryan Rzepecki

Notable investors in Oonee include **Urban Us** and **Ryan Rzepecki, Founder and CEO of Social Bicycles/JUMP Bikes.**


URBAN US
Urban Us
Funding startups that upgrade cities for climate change
Ryan Rzepecki
Founder of NYC-based JUMP Bikes, acquired by Uber

Urban Us is one of the leading climate tech investors in North America by Climate50.

Ryan Rzepecki is the **founder and CEO of Social Bicycles/JUMP**, which was acquired by Uber for $200M. Many regard him as one of the most influential founders in the micromobility space.

We are currently raising to support:

- Product development
- App and e-commerce platform build-out
- Design for mass manufacture and assembly (scale)
- Staff and contractors to build internal capacity, especially for tech, operations, and real estate acquisition
- Vehicle fleet deployment
- Funding for marketing, legal, administrative and other expenses

Impact

A focus on equity

As a community-developed company led by Black and Brown founders, our work has focused on equity and inclusivity. Our pilots have quickly established themselves as a gold standard for inclusive bike infrastructure; for cyclists of all backgrounds, this has been completely transformative.

As a result of this strategy of inclusion and making our pods free, our users are demographically representative of the broader community including many who are working cyclists, low-income riders, and riders of color.


Member Overview
3/5
1/3
1/7
99%
97%
Of users are people of color
Of users earn below NYC media income*
Of users are working cyclists
Of users are very satisfied or satisfied with Oonee
Feel that Oonee is very secure or secure
*$50,825
OONEE

Founders

A different kind of mobility company

We are a proud **Brooklyn-based, Black and Brown-led team** of advocates, designers, and policy experts that is uniquely positioned to execute on this vision.



Our journey started when founder Shabazz Stuart had his third bicycle stolen in a five-year period. He realized that secure parking for bicycles was critical for establishing convenient and reliable mobility in cities. Despite this obvious need and the growing number of cyclists on the street, there were no solution available for smart, attractive, secure bike parking solutions.

Shabazz and co-founder J. Manuel Mansylla set out to create nimble streetscape infrastructure that not only provides secure parking for bikes and scooters, but also enhances the surrounding public space.

Prior to founding Oonee, Shabazz was deputy Director of Operations for the Downtown Brooklyn Partnership, where he was responsible for 1.1M sq ft of public space. He also sits on the board of StreetsPAC and is a member of the Transportation Alternatives advisory council.

Co-founder J. Manuel Mansylla is widely recognized as one of New York's leading public space designers. He was the architect of the city's first pedestrian plaza in DUMBO and created the framework for NYCDOT's Street Seat program. He's also worked with countless other public and private actors over the years to build practical streetscape infrastructure.

Partners & advisors

Oonee is backed by leading partners and advisors in the world of urban-tech, media, mobility, and real estate.


Partners & Advisors
Mobility/Urban/Policy/Governmental/Real Estate/Finance/Advertising & Media
URBAN-X
PIVOT
altinnova
Ryan Rzepecki
Mobility veteran and urban policy expert
Tucker Reed
New York City government and real estate veteran
Rob Gheewhalla
Finance and small business expert
Geoff Kanter
Advertising and media expert and angel investor
Brandon Jones
Investor and micromobility policy advocate
Shaun Abrahamson
Smart Cities Investor
INSTITUTIONAL PARTNERS

Team

	Shabazz Stuart	Founder and CEO	A veteran of the public space management and economic development industry, Shabazz is considered one of the nation's leaders on equitable transportation infrastructure.
	J. Manuel Mansylla	Co-Founder and Head of Product	Manman is the visionary behind Oonee's modular and placemaking designs. He brings a wealth of experience in human-centered streetscape design creating the framework for NYC's street seat program and the first DOT pedestrian plaza
	Yosef Kessler	Head of Operations and Partnerships	
	Leon Santiago	Operations Manager	
	Catherina Gioino	Head of Community Partnerships and Advocacy	

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Republic

Company Name

Oonee

Logo

Headline

Smart, modular bike parking designed to scale in cities

Hero Image


OONEE
OONEE

Tags

Social Impact, Latinx Founders, Black founders, Transportation, B2B2C, Coming soon, Venture-backed, Startups

Pitch text

Summary

- Bringing smart secure micromobility infrastructure networks to cities
- Over $235K in 2021 gross revenue so far with two stations
- 40 stations planned across the New York Metropolitan Area
- Investors include Urban Us and JUMP Bikes Founder Ryan Rzepecki
- Black & Brown led team of urban policy advocates and public space designers

Problem

The lack of secure parking is a major barrier for bike and scooter usage


1 in 4
households have experienced at least one bike theft in NYC
20
secure parking spaces for 1.6 million bike riders in NYC

The absence of secure parking options is one of the greatest barriers to bicycle and scooter adoption in cities today. Without safe and secure parking, riders are far more likely to experience adverse impacts such as **theft, vandalism, and weather damage.**

Likewise, bike and scooter owners lack access to a service ecosystem—like insurance, repair services, rentals, and more.

Bikes and scooters will never be a truly viable transportation option until it's reliable, convenient and affordable.

Solution

Bringing convenient & secure bike parking networks to cities


OONEE
Parking
Atlantic Av
Maintenance & Repairs
BARCLAYS CENTER
AYS CENTER
Charging
Public Space Amenities

Oonee builds both the infrastructure and digital marketplace that allows **bicycles and scooters to thrive** in today's cities. We offer a network of smart, modular infrastructure that gives micromobility riders **parking, charging, and servicing,** while providing public amenities like **greenery, ambient lighting, and seating.** Our stations will be paired with an app that connects users to goods and services such as **bike sales, rentals, and maintenance**.

Oonee works for everyone

- **For cities**: Oonee is a completely turnkey system. We design, finance, and operate the network, while helping cities achieve key climate and transportation goals.
- **For riders**: Oonee provides a seamless parking and servicing experience. We make it easy to use a bike or scooter to get around town.
- **For communities**: Oonee operates beautiful infrastructure that provides a number of placemaking benefits, while helping to reduce emissions and fight traffic congestion.


OONEE
In partnership with
PATH
THE PORT AUTHORITY
OF NY & NJ
OONEE

Product

Smart, modular bike parking and service marketplace

We've developed a comprehensive suite of **smart, connected modular, and secure** infrastructure for bicycles and scooters—all designed for today's cities.

Each installation is equipped with advanced safety features to protect every bike inside, and comes in a variety of designs to accommodate differing demand scenarios, architectural environments, and site conditions.


Oonee Pod
Bike Parking Meets Placemaking
A modular and customizable kiosk that combines bike parking and charging on the interior with public space amenities on the exterior. Each Pod can accommodate between 20 to 60 bicycles.


Oonee Mini
Designed for the Curb
A simple elegant solution for personal micromobility on city streets, the Mini unlocks the curb to bring easy, affordable, and convenient bike parking to communities. The Mini holds between six and ten bikes in the space of one car parking space. Imagine having one on every block in every neighborhood in your city.
OONEE


Oonee Hub
High-density Premium Indoor Facilities
Hubs are high-capacity (100+ spaces), publicly accessible micromobility parking and service centers. We're launching the first Hubs at two new developments in Brooklyn.

Users can access the network of stations with a smart device on a 24/7 basis and soon with real-time availability. Users can also access goods and services offered by our small business partners through our Oonee Marketplace.


Oonee App
A convenient app that connects users to the growing network of Minis, Pods, and Hubs. It makes registration seamless and users can access any location in the system.
Oonee Net
OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Oonee Net

An operations dashboard that provides convenient monitoring and control of the network for cities and property owners.


Oonee_A123456
LED Controls
Start Time
End Time
Color
Save

App Ecosystem


OONEE
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Insurance
Repairs
Maintenance
Rentals + Sales
Experiences


OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Traction

40 stations planned for the New York area


New York & New Jersey
Bike Parking System
Operated by
OONEE
In order to facilitate the proliferation of green, efficient transportation across the region, we're working with advocates, government agencies* and community groups to construct a modern bike parking system that is egalitarian, modern and accessible to all.
*Port Authority locations to be announced shortly
Follow the movement @ooneepod.
Existing
Planned
Proposed
Small- 8-20 spaces
Medium- 20-80 spaces
Hub- 80-100+ spaces
MANHATTAN
New York
Jersey City
Newark
BROOKLYN
QUEENS

Oonee is much more than an idea. We've launched four pilot stations in New York and New Jersey, as we build the nation's first regional bike parking network. We're contracting with some of the region's largest government agencies and private developers to develop a system that will provide secure parking to thousands.

We are contracting with Jersey City on **the nation's first municipal secure bike parking system**—powered via sponsorship and advertisement revenue—and will be free for the public to use.

We've developed several preliminary partnerships to build pilots nationally, including in **Miami**, **Philadelphia**, and **Los Angeles**.

3x revenue growth in 2021


BEST BUY
DUNKIN' DONUTS
OPEN INSIDE
Party City
NATURE VALLEY
TAKE IN THE TRAIL
BEST BUY
COFFEE

We executed a **100K+/month deal** with Nature Valley in August 2021

We ended our first year of business (2020) with $82K in gross revenue. In 2021, **we are on track to more than triple that figure,** with **$235K** in revenue generated as of the beginning of October. Though the outdoor advertising and sponsorship portion of the business will generate hundreds of millions of dollars in annual revenue at full scale, the **service ecosystem is projected to eventually account for 86% of revenue.**

Growth trajectory

In the long term, Oonee's plan to become a marketplace and fulfillment ecosystem will connect users with bike and micromobility goods and services, including micromobility sales, rentals, maintenance, and insurance. The attraction of the core Oonee parking service will drive user adoption of the Oonee marketplace platform, with minimal user-acquisition cost.

As seen in...

The New York Times Bloomberg TIME New York Fast Company VICE

Customers

Cities and communities love Oonee

We're working successfully with some of the largest public and private players in one of the hardest-to-penetrate markets in the nation —**and we have rave reviews.**

New York's community leaders have rallied behind Oonee and called for implementing a secure bike parking system, like Oonee, citywide. Our work has sparked a movement to grow this essential urban infrastructure, and we're leading the way.



"The arrival of the Oonee Pod heralds a new era in NYC cycling... it should be throughout the entire city and we should expand it."

Eric Adams, Democratic Nominee for Mayor of New York



"Happy to have met with founder Shabazz Stuart of Oonee. I'm excited to help push for an expanded citywide bike parking system."

Antonio Reynoso, New York City Council Member and Democratic Nominee for Brooklyn Borough President



"I don't accept the premise that secure bike storage isn't feasible in NYC - folks like Oonee have already proven it can be done."

Carlina Rivera, New York City Council Member and candidate for Speaker

Real estate & media partners

Key real estate partners include the Port Authority of NY & NJ, Two Trees, MTA, Madison International Realty, Jersey City, and Totem. Advertisers also partner with Oonee to reach high-demand areas.

"We've been extremely impressed with the Oonee advertising format. Our clients love the high impact experience, and we're looking forward to the future expansion." - Pivot Media Ventures

Community-backed

Good policy, best practices, and grassroots community engagement are at the core of our identity; we're regarded as a premier voice in the sustainable transportation and livable streets movement. We are endorsed by leading transportation advocacy groups including Bike New York and Transportation Alternatives, and are a founding member of the Coalition for Urban Innovation.

Here's our video feature in *Streetfilms* that captures the community excitement behind our vision.

Business Model

Each Oonee location pays for itself


Locations Pay for Themselves
Assets are revenue positive within 5-16 months
• Each unit is capable of generating between $80,000 and $400,000 annually in advertising and sponsorship revenue.
• This revenue stream makes the assets revenue positive within 5-16 months.
REVENUE MODEL
Advertising Revenue split
Advertising seller 20%
Oonee 70%
City 10%

Oonee draws revenue in three ways

1. **Advertising**, specifically digital and static out-of-home (OOH) advertising on our parking infrastructures. These revenue streams cover the cost of the kiosks themselves.

2. **Sponsorship**, including naming deals for the network complements the OOH.

3. **E-commerce & service platform,** which capitalize on the large number of micromobility users who are drawn to the free bike & scooter parking centers to sell items and services like accessories, repairs, and maintenance.

Non-dilutive financing

We've secured term sheets to finance the next set of stations with non-dilutive capital. This allows us to devote funds from our equity raises to product development and internal capacity building.

Oonee is an impact-based enterprise with diversified revenue sources that provide ample downside protection and incredible upside.


Local Bike Shop
Oonee Stations
My Home
OONEE
HOME
WORK
Ship to
Meseroll Shop
108 Scholes St, Brooklyn, NY 11206
1.4 mi
Oonee Mini
Freeman St & McGuinness Blvd
0.2 mi
Home
440 Berry St, Brooklyn, NY 11249
3.6 mi
Pay with
Visa *1234
Total
$1299.99
Estimated delivery
Monday, Sep. 13

Bike and micromobility sales, rentals, and services can be purchased through our e-commerce platform and fulfilled at an Oonee station or off-site location

Market

Personal micromobility is a massive market


+116%
Daily cycling trips in NYC since 2008
+145%
E-bikes sales since 2019
+775
Miles of protected bike lanes in NYC by 2026

Growth in the micromobility market

Bicycles and micromobility are booming. **In New York City, daily cycling trips have each increased by 116% since 2009.** Covid-19 has accelerated this adoption as more folks look for safe, sustainable, and efficient modes of travel.

Bicycle shops and dealerships generate more than $6.2B in annual revenue in the nation—part of a larger $54B global bicycle industry. This market size is expected to appreciate substantially as consumers gravitate toward more expensive electric bikes and scooters. E-bike sales have increased 145% since 2019, and the e-bike market is projected to double in size by 2026.

Municipal investment

Cities are increasingly breaking from their car-centric pasts and investing billions in streets that prioritize walking, cycling, and mass transit. New York made 68 miles of streets car-free "Open Streets," and committed to 250 additional miles of protected bike lanes in the next five years.

Shared vs. personally-owned micromobility

While almost all the private capital resources have gone into shared Mobility as a Service (MaaS), the reality is that shared rides—while important—only account for a small fraction of the market. **The vast majority of micromobility trips are made on personally owned vehicles,** and creating an ecosystem that supports private ownership is crucial.

Competition

We're changing the game in transportation for cities


What we offer cities
A fully sealed turnkey operation
Advocacy & Planning
Design & Hardware
Financing & Installation
Operations & Maintenance

We're completely changing the way that cyclists navigate their cities, and the way that governments approach this kind of infrastructure.

- For cyclists, we **provide seamless connectivity to a vast network of thousands of parking spaces** throughout a city.
- For municipalities and property owners, we offer a completely turnkey concession experience—we **design, deploy, finance, and operate the infrastructure network.** In addition to managing the deployments, we also work with local governments to solicit & incorporate feedback from riders and communities, thus building a base of engaged support for the program.

There isn't another company in the space that does all of this.

Vision

One seamless ecosystem for micromobility


New Oonee Pod
Custom Cladding Options: Custom cladding options for varying architectural site conditions.
Redesigned Doors: Redesigned doors made from templed glass for greater durability and transparency.
Digital Screen: For PSAs, transit arrival times and sponsored content.
Superior Placemaking Options: Improved greenery, seating and exterior illumination.

The new Oonee Pod incorporates over a hundred new improvements and features

We're making the urban micromobility experience reliable, convenient, and affordable by building comprehensive networks of high-quality secure parking and service facilities for bikes, scooters, and other micromobility vehicles.

Design Innovation

In September 2021, we announced several new designs and technologies that would increase our ability to meet the complex demands of urban communities. The funds raised as part of this round will enable us to properly invest in product development to prototype and manufacture these designs.

The New Pod is optimized for manufacture and assembly, **leading to a projected 50% cost savings over the current pod**, thus further improving the unit economics of the business.


Oonee Lite
Concrete jersey barrier for ballast and maximum durability.
Tempered glass or steel mesh cladding.
Tempered glass or steel mesh cladding with optional greenery.
Sliding door for easy access and longevity.
Assisted lift racks for maximum accessibility and easy of use.

The Oonee Lite is a nimble, **cost-effective design** for less trafficked areas (i.e. a highway underpass). The Lite maintains placemaking with **design simplicity, durability,** and **ruggedness.**


Beyond Parking
An app that builds on the captive audience
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Store
Oonee_1234
POD
App Features
• Access to a vast network of bike parking & charging stations
• Seamless access to purchase and sales options
• Easy purchase of accessories
• Proof of ownership & insurance info
• Builds brand awareness
E-COMMERCE PLATFORM

In the near future, our network free secure bike parking stations will be paired with an **easy-to-use app that provides users with essential services including bike and scooter sales and rentals, accessories, maintenance, and insurance among others.**


E PLURIBUS UNUM
TO TRAINS

The New Oonee Pod is specifically designed to enhance marquee urban areas



Investors

Backed by Urban Us and Ryan Rzepecki

Notable investors in Oonee include **Urban Us** and **Ryan Rzepecki, Founder and CEO of Social Bicycles/JUMP Bikes.**


URBAN US
Urban Us
Funding startups that upgrade cities for climate change
Ryan Rzepecki
Founder of NYC-based JUMP Bikes, acquired by Uber

Urban Us is one of the leading climate tech investors in North America by Climate50.

Ryan Rzepecki is the **founder and CEO of Social Bicycles/JUMP**, which was acquired by Uber for $200M. Many regard him as one of the most influential founders in the micromobility space.

We are currently raising to support:

- Product development
- App and e-commerce platform build-out
- Design for mass manufacture and assembly (scale)
- Staff and contractors to build internal capacity, especially for tech, operations, and real estate acquisition
- Vehicle fleet deployment
- Funding for marketing, legal, administrative and other expenses

Impact

A focus on equity

As a community-developed company led by Black and Brown founders, our work has focused on equity and inclusivity. Our pilots have quickly established themselves as a gold standard for inclusive bike infrastructure; for cyclists of all backgrounds, this has been completely transformative.

As a result of this strategy of inclusion and making our pods free, our users are demographically representative of the broader community including many who are working cyclists, low-income riders, and riders of color.


Member Overview
3/5
Of users are people of color
1/3
Of users earn below NYC media income*
1/7
Of users are working cyclists
99%
Of users are very satisfied or satisfied with Oonee
97%
Feel that Oonee is very secure or secure
*$50,825
OONEE

Founders

A different kind of mobility company

We are a proud **Brooklyn-based, Black and Brown-led team** of advocates, designers, and policy experts that is uniquely positioned to execute on this vision.



Our journey started when founder Shabazz Stuart had his third bicycle stolen in a five-year period. He realized that secure parking for bicycles was critical for establishing convenient and reliable mobility in cities. Despite this obvious need and the growing number of cyclists on the street, there were no solution available for smart, attractive, secure bike parking solutions.

Shabazz and co-founder J. Manuel Mansylla set out to create nimble streetscape infrastructure that not only provides secure parking for bikes and scooters, but also enhances the surrounding public space.

Prior to founding Oonee, Shabazz was deputy Director of Operations for the Downtown Brooklyn Partnership, where he was responsible for 1.1M sq ft of public space. He also sits on the board of StreetsPAC and is a member of the Transportation Alternatives advisory council.

Co-founder J. Manuel Mansylla is widely recognized as one of New York's leading public space designers. He was the architect of the city's first pedestrian plaza in DUMBO and created the framework for NYCDOT's Street Seat program. He's also worked with countless other public and private actors over the years to build practical streetscape infrastructure.

Partners & advisors

Oonee is backed by leading partners and advisors in the world of urban-tech, media, mobility, and real estate.



Partners & Advisors
Mobility
Urban Policy
Governmental
Real Estate
Finance
Advertising & media
Ryan Rzepecki
Mobility veteran and urban policy expert
Tucker Reed
New York City government and real estate veteran
Rob Gheewalla
Finance and small business expert
Geoff Kanter
Advertising and media expert and angel investor
Brandon Jones
Investor and micromobility policy advocate
Shaun Abrahamson
Smart Cities Investor
INSTITUTIONAL PARTNERS
URBAN-X
PIVOT
altinnova

Team

	Shabazz Stuart	Founder and CEO	A veteran of the public space management and economic development industry, Shabazz is considered one of the nation's leaders on equitable transportation infrastructure.
	J. Manuel Mansylla	Co-Founder and Head of Product	Manman is the visionary behind Oonee's modular and placemaking designs. He brings a wealth of experience in human-centered streetscape design creating the framework for NYC's street seat program and the first DOT pedestrian plaza
	Yosef Kessler	Head of Operations and Partnerships	
	Leon Santiago	Operations Manager	
	Catherina Gioino	Head of Community Partnerships and Advocacy	

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Republic

Company Name	Oonee
Logo	OONEE
Headline	Smart, modular bike parking designed to scale in cities
Slides	
Tags	Social Impact, Latinx Founders, Black founders, Transportation, B2B2C, Coming soon, Venture-backed, Startups

OONEE
OONEE

Pitch text

Summary

- Bringing smart secure micromobility infrastructure networks to cities
- Over $248K in 2021 gross revenue so far with two stations
- 40 stations planned across the New York Metropolitan Area
- Investors include Urban Us and JUMP Bikes Founder Ryan Rzepecki
- Black & Brown led team of urban policy advocates and public space designers

Problem

The lack of secure parking is a major barrier for bike and scooter usage


1 in 4
households have experienced at least one bike theft in NYC
P
20
secure parking spaces for 1.6 million bike riders in NYC

The absence of secure parking options is one of the greatest barriers to bicycle and scooter adoption in cities today. Without safe and secure parking, riders are far more likely to experience adverse impacts such as **theft, vandalism, and weather damage.**

Likewise, bike and scooter owners lack access to a service ecosystem—like insurance, repair services, rentals, and more.

Bikes and scooters will never be a truly viable transportation option until it's reliable, convenient and affordable.

Solution

Bringing convenient & secure bike parking networks to cities


OONEE
Parking
Atlantic Av
Maintenance & Repairs
BARCLAYS CENTER
Charging
Public Space Amenities

Oonee builds both the infrastructure and digital marketplace that allows **bicycles and scooters to thrive** in today's cities. We offer a network of smart, modular infrastructure that gives micromobility riders **parking, charging, and servicing,** while providing public amenities like **greenery, ambient lighting, and seating.** Our stations will be paired with an app that connects users to goods and services such as **bike sales, rentals, and maintenance**.

Oonee works for everyone

- **For cities**: Oonee is a completely turnkey system. We design, finance, and operate the network, while helping cities achieve key climate and transportation goals.
- **For riders**: Oonee provides a seamless parking and servicing experience. We make it easy to use a bike or scooter to get around town.
- **For communities**: Oonee operates beautiful infrastructure that provides a number of placemaking benefits, while helping to reduce emissions and fight traffic congestion.


OONEE
In partnership with
PATH
THE PORT AUTHORITY
OF NY & NJ
OONEE

Product

Smart, modular bike parking and service marketplace

We've developed a comprehensive suite of **smart, connected modular, and secure** infrastructure for bicycles and scooters—all designed for today's cities.

Each installation is equipped with advanced safety features to protect every bike inside, and comes in a variety of designs to accommodate differing demand scenarios, architectural environments, and site conditions.


Oonee Pod
Bike Parking Meets Placemaking
A modular and customizable kiosk that combines bike parking and charging on the interior with public space amenities on the exterior. Each Pod can accommodate between 20 to 60 bicycles.


Oonee Mini
Designed for the Curb
A simple elegant solution for personal micromobility on city streets, the Mini unlocks the curb to bring easy, affordable, and convenient bike parking to communities. The Mini holds between six and ten bikes in the space of one car parking space. Imagine having one on every block in every neighborhood in your city.
OONEE


Oonee Hub
High-density Premium Indoor Facilities
Hubs are high-capacity (100+ spaces), publicly accessible micromobility parking and service centers. We're launching the first Hubs at two new developments in Brooklyn.

Users can access the network of stations with a smart device on a 24/7 basis and soon with real-time availability. Users can also access goods and services offered by our small business partners through our Oonee Marketplace.


Oonee App
A convenient app that connects users to the growing network of Minis, Pods, and Hubs. It makes registration seamless and users can access any location in the system.
Oonee Net
OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Oonee Net

An operations dashboard that provides convenient monitoring and control of the network for cities and property owners.


Oonee_A123456
LED Controls
Save

App Ecosystem


OONEE
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Insurance
Repairs
Maintenance
Rentals + Sales
Experiences


OONEE
HOME
WORK
Oonee Pod
Freeman St & McGuinness Blvd
4 of 8 Spots Available
RESETVE A SPOT
2 Bikes for Rent
RENT A BIKE

Traction

40 stations planned for the New York area


New York & New Jersey
Bike Parking System
Operated by
OONEE
In order to facilitate the proliferation of green, efficient transportation across the region, we're working with advocates, government agencies* and community groups to construct a modern bike parking system that is egalitarian, modern and accessible to all.
*Port Authority locations to be announced shortly
Follow the movement @ooneepod.
Existing
Planned
Proposed
Small- 8-20 spaces
Medium- 20-80 spaces
Hub- 80-100+ spaces
MANHATTAN
New York
Jersey City
Newark
BROOKLYN
QUEENS
Union City
Weehawken
HARLEM
EAST HARLEM
HELL'S KITCHEN
GREENWICH VILLAGE
LOWER MANHATTAN
WILLIAMSBURG
GREENPOINT
ASTORIA
BROOKLYN HEIGHTS
PARK SLOPE
RED HOOK
GOWANUS
CROWN HEIGHTS
BUSHWICK
MASPETH
ELMHURST
CORONA
JACKSON HEIGHTS
FOREST HILLS
KEW GARDENS HILLS
FRESH MEADOWS
JAMAICA
Montclair
Nutley
Lyndhurst
Bloomfield
Belleville
Secaucus
North Bergen
West New York
Kearny
East Orange
Harrison
Ridgefield
Edgewater
Cliffside Park
Rutherford
East Rutherford
THE HEIGHTS
IRONBOUND
WEST SIDE
DAYTON
ST. GEORGE
SUNSET PARK
GREENWOOD HEIGHTS
EAST FLATBUSH
FLATBUSH
CANARSIE
BROWNSVILLE
EAST NEW YORK
SPRING CREEK
STARRETT CITY
HOWARD BEACH
OZONE PARK
SOUTH OZONE PARK
CYPRESS HILLS
WOODHAVEN
RICHMOND HILL
KEW GARDENS
RIDGEWOOD
MIDDLE VILLAGE
REGO PARK
OCEAN HILL
SOUTH JAMAICA
SPRINGFIELD GARDENS
ST. ALBANS
DITMARS STEINWAY
EAST ELMHURST
HUNTS POINT
MORRISANIA
UPPER MANHATTAN
NEW JERSEY
NEW YORK

Oonee is much more than an idea. We've launched four pilot stations in New York and New Jersey, as we build the nation's first regional bike parking network. We're contracting with some of the region's largest government agencies and private developers to develop a system that will provide secure parking to thousands.

We are contracting with Jersey City on **the nation's first municipal secure bike parking system**—powered via sponsorship and advertisement revenue—and will be free for the public to use.

We've developed several preliminary partnerships to build pilots nationally, including in **Miami**, **Philadelphia**, and **Los Angeles**.

3x revenue growth in 2021


BEST BUY
DUNKIN' DONUTS
OPEN INSIDE
Party City
NATURE VALLEY
TAKE IN THE TRAIL
BEST BUY
COFFEE

We executed a **100K+/month deal** with Nature Valley in August 2021

In 2021, we have more than tripled our gross revenue from the year prior, with $248K in gross revenue generated as of the end of November. Though the outdoor advertising and sponsorship portion of the business will generate hundreds of millions of dollars in annual revenue at full scale, the **service ecosystem is projected to eventually account for 86% of revenue.**

Growth trajectory

In the long term, Oonee's plan to become a marketplace and fulfillment ecosystem will connect users with bike and micromobility goods and services, including micromobility sales, rentals, maintenance, and insurance. The attraction of the core Oonee parking service will drive user adoption of the Oonee marketplace platform, with minimal user-acquisition cost.

As seen in...

The New York Times Bloomberg TIME New York Fast Company VICE

Customers

Cities and communities love Oonee

We're working successfully with some of the largest public and private players in one of the hardest-to-penetrate markets in the nation —**and we have rave reviews.**

New York's community leaders have rallied behind Oonee and called for implementing a secure bike parking system, like Oonee, citywide. Our work has sparked a movement to grow this essential urban infrastructure, and we're leading the way.


"The arrival of the Oonee Pod heralds a new era in NYC cycling... it should be throughout the entire city and we should expand it."
Eric Adams, Democratic Nominee for Mayor of New York
"Happy to have met with founder Shabazz Stuart of Oonee. I'm excited to help push for an expanded citywide bike parking system."
Antonio Reynoso, New York City Council Member and Democratic Nominee for Brooklyn Borough President
"I don't accept the premise that secure bike storage isn't feasible in NYC - folks like Oonee have already proven it can be done."
Carlina Rivera, New York City Council Member and candidate for Speaker

Real estate & media partners

Key real estate partners include the Port Authority of NY & NJ, Two Trees, MTA, Madison International Realty, Jersey City, and Totem. Advertisers also partner with Oonee to reach high-demand areas.

"We've been extremely impressed with the Oonee advertising format. Our clients love the high impact experience, and we're looking forward to the future expansion."   - Pivot Media Ventures

Community-backed

Good policy, best practices, and grassroots community engagement are at the core of our identity; we're regarded as a premier voice in the sustainable transportation and livable streets movement. We are endorsed by leading transportation advocacy groups including Bike New York and Transportation Alternatives, and are a founding member of the Coalition for Urban Innovation.

Here's our video feature in *Streetfilms* that captures the community excitement behind our vision.

Business Model

Each Oonee location pays for itself


Locations Pay for Themselves
Assets are revenue positive within 5-16 months
• Each unit is capable of generating between **$80,000 and $400,000 annually** in advertising and sponsorship revenue.
• This revenue stream makes the assets revenue positive within 5-16 months.
REVENUE MODEL
Advertising Revenue split
Advertising seller 20%
Oonee 70%
City 10%

Oonee draws revenue in three ways

1. **Advertising**, specifically digital and static out-of-home (OOH) advertising on our parking infrastructures. These revenue streams cover the cost of the kiosks themselves.
2. **Sponsorship**, including naming deals for the network complements the OOH.
3. **E-commerce & service platform,** which capitalize on the large number of micromobility users who are drawn to the free bike & scooter parking centers to sell items and services like accessories, repairs, and maintenance.

Non-dilutive financing

We've secured term sheets to finance the next set of stations with non-dilutive capital. This allows us to devote funds from our equity raises to product development and internal capacity building.

Oonee is an impact-based enterprise with diversified revenue sources that provide ample downside protection and incredible upside.



Local Bike Shop
Oonee Stations
My Home
OONEE
HOME
WORK
Ship to
Meseroll Shop
108 Scholes St, Brooklyn, NY 11206
1.4 mi
Oonee Mini
Freeman St & McGuinness Blvd
0.2 mi
Home
440 Berry St, Brooklyn, NY 11249
3.6 mi
Pay with
Visa *1234
Total
$1299.99
Estimated delivery
Monday, Sep. 13

Bike and micromobility sales, rentals, and services can be purchased through our e-commerce platform and fulfilled at an Oonee station or off-site location

Market

Personal micromobility is a massive market



+116%
Daily cycling trips in NYC since 2008
+145%
E-bikes sales since 2019
+775
Miles of protected bike lanes in NYC by 2026

Growth in the micromobility market

Bicycles and micromobility are booming. **In New York City, daily cycling trips have each increased by 116% since 2009.** Covid-19 has accelerated this adoption as more folks look for safe, sustainable, and efficient modes of travel.

Bicycle shops and dealerships generate more than $6.2B in annual revenue in the nation—part of a larger $54B global bicycle industry. This market size is expected to appreciate substantially as consumers gravitate toward more expensive electric bikes and scooters. E-bike sales have increased 145% since 2019, and the e-bike market is projected to double in size by 2026.

Municipal investment

Cities are increasingly breaking from their car-centric pasts and investing billions in streets that prioritize walking, cycling, and mass transit. New York made 68 miles of streets car-free "Open Streets," and committed to 250 additional miles of protected bike lanes in the next five years.

Shared vs. personally-owned micromobility

While almost all the private capital resources have gone into shared Mobility as a Service (MaaS), the reality is that shared rides—while important—only account for a small fraction of the market. **The vast majority of micromobility trips are made on personally owned vehicles,** and creating an ecosystem that supports private ownership is crucial.

Competition

We're changing the game in transportation for cities


What we offer cities
A fully sealed turnkey operation
Advocacy & Planning
Design & Hardware
Financing & Installation
Operations & Maintenance

We're completely changing the way that cyclists navigate their cities, and the way that governments approach this kind of infrastructure.

- For cyclists, we **provide seamless connectivity to a vast network of thousands of parking spaces** throughout a city.
- For municipalities and property owners, we offer a completely turnkey concession experience—we **design, deploy, finance, and operate the infrastructure network.** In addition to managing the deployments, we also work with local governments to solicit & incorporate feedback from riders and communities, thus building a base of engaged support for the program.

There isn't another company in the space that does all of this.

Vision

One seamless ecosystem for micromobility


New Oonee Pod
Custom Cladding Options: Custom cladding options for varying architectural site conditions.
Redesigned Doors: Redesigned doors made from templed glass for greater durability and transparency.
Digital Screen: For PSAs, transit arrival times and sponsored content.
Superior Placemaking Options: Improved greenery, seating and exterior illumination.

The new Oonee Pod incorporates over a hundred new improvements and features

We're making the urban micromobility experience reliable, convenient, and affordable by building comprehensive networks of high-quality secure parking and service facilities for bikes, scooters, and other micromobility vehicles.

Design Innovation

In September 2021, we announced several new designs and technologies that would increase our ability to meet the complex demands of urban communities. The funds raised as part of this round will enable us to properly invest in product development to prototype and manufacture these designs.

The New Pod is optimized for manufacture and assembly, **leading to a projected 50% cost savings over the current pod**, thus further improving the unit economics of the business.


Oonee Lite
Concrete jersey barrier for ballast and maximum durability.
Tempered glass or steel mesh cladding.
Tempered glass or steel mesh cladding with optional greenery.
Sliding door for easy access and longevity.
Assisted lift racks for maximum accessibility and easy of use.

The Oonee Lite is a nimble, **cost-effective design** for less trafficked areas (i.e. a highway underpass). The Lite maintains placemaking with **design simplicity, durability,** and **ruggedness.**


Beyond Parking
An app that builds on the captive audience
App Features
• Access to a vast network of bike parking & charging stations
• Seamless access to purchase and sales options
• Easy purchase of accessories
• Proof of ownership & insurance info
• Builds brand awareness
E-COMMERCE PLATFORM
John Smith
Account
My Bike
Parking
Rent/Buy
Experiences
Repairs
Insurance
Store
$999.99
$1,999.99
$2,999.99
$119.95
Oonee_1234
POD
Arriving Aug 25, 2021
Ship to
Pay with
Total
$2,298.00

In the near future, our network free secure bike parking stations will be paired with an **easy-to-use app that provides users with essential services including bike and scooter sales and rentals, accessories, maintenance, and insurance among others.**


E PLURIBUS UNUM
TO TRAINS

The New Oonee Pod is specifically designed to enhance marquee urban areas


plugNYC

Investors

Backed by Urban Us and Ryan Rzepecki

Notable investors in Oonee include **Urban Us** and **Ryan Rzepecki, Founder and CEO of Social Bicycles/JUMP Bikes.**


URBAN US
Urban Us
Funding startups that upgrade cities for climate change
Ryan Rzepecki
Founder of NYC-based JUMP Bikes, acquired by Uber

Urban Us is one of the leading climate tech investors in North America by Climate50.

Ryan Rzepecki is the **founder and CEO of Social Bicycles/JUMP**, which was acquired by Uber for $200M. Many regard him as one of the most influential founders in the micromobility space.

We are currently raising to support:

- Product development
- App and e-commerce platform build-out
- Design for mass manufacture and assembly (scale)
- Staff and contractors to build internal capacity, especially for tech, operations, and real estate acquisition
- Vehicle fleet deployment
- Funding for marketing, legal, administrative and other expenses

Impact

A focus on equity

As a community-developed company led by Black and Brown founders, our work has focused on equity and inclusivity. Our pilots have quickly established themselves as a gold standard for inclusive bike infrastructure; for cyclists of all backgrounds, this has been completely transformative.

As a result of this strategy of inclusion and making our pods free, our users are demographically representative of the broader community including many who are working cyclists, low-income riders, and riders of color.


Member Overview
3/5
Of users are people of color
1/3
Of users earn below NYC media income*
1/7
Of users are working cyclists
99%
Of users are very satisfied or satisfied with Oonee
97%
Feel that Oonee is very secure or secure
*$50,825
OONEE

Founders

A different kind of mobility company

We are a proud **Brooklyn-based, Black and Brown-led team** of advocates, designers, and policy experts that is uniquely positioned to execute on this vision.



Our journey started when founder Shabazz Stuart had his third bicycle stolen in a five-year period. He realized that secure parking for bicycles was critical for establishing convenient and reliable mobility in cities. Despite this obvious need and the growing number of cyclists on the street, there were no solution available for smart, attractive, secure bike parking solutions.

Shabazz and co-founder J. Manuel Mansylla set out to create nimble streetscape infrastructure that not only provides secure parking for bikes and scooters, but also enhances the surrounding public space.

Prior to founding Oonee, Shabazz was deputy Director of Operations for the Downtown Brooklyn Partnership, where he was responsible for 1.1M sq ft of public space. He also sits on the board of StreetsPAC and is a member of the Transportation Alternatives advisory council.

Co-founder J. Manuel Mansylla is widely recognized as one of New York's leading public space designers. He was the architect of the city's first pedestrian plaza in DUMBO and created the framework for NYCDOT's Street Seat program. He's also worked with countless other public and private actors over the years to build practical streetscape infrastructure.

Partners & advisors

Oonee is backed by leading partners and advisors in the world of urban-tech, media, mobility, and real estate.

Partners & Advisors

Mobility
Urban Policy
Governmental
Real Estate
Finance
Advertising & media



Ryan Rzepecki

Mobility veteran and urban policy expert



Tucker Reed

New York City government and real estate veteran



Rob Gheewalla

Finance and small business expert



Geoff Kanter

Advertising and media expert and angel investor



Brandon Jones

Investor and micromobility policy advocate



Shaun Abrahamson

Smart Cities Investor

INSTITUTIONAL PARTNERS URBAN-X PIVOT altinnova

Team

	Shabazz Stuart	Founder and CEO	A veteran of the public space management and economic development industry, Shabazz is considered one of the nation's leaders on equitable transportation infrastructure.
	J. Manuel Mansylla	Co-Founder and Head of Product	Manman is the visionary behind Oonee's modular and placemaking designs. He brings a wealth of experience in human-centered streetscape design creating the framework for NYC's street seat program and the first DOT pedestrian plaza
	Yosef Kessler	Head of Operations and Partnerships	
	Leon Santiago	Operations Manager	
	Catherina Gioino	Head of Community Partnerships and Advocacy	
	Ryan Rzepecki	Advisor	Mobility veteran and urban policy expert
	Tucker Reed	Advisor & Partner	New York City government and real estate veteran
	Rob Gheewalla	Advisor & Partner	Finance and small business expert
	Geoff Kanter	Advisor & Partner	Advertising and media expert; angel investor
	Brandon Jones	Advisor & Partner	Investor and micromobility policy advocate
	Shaun Abrahamson	Advisor & Partner	Smart Cities investor

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

OONEE

Reserve your spot in Oonee's crowdfunding campaign

Join Oonee on Republic



It's official, you can now reserve an opportunity to invest in Oonee on Republic!

We're raising money to supercharge our expansion in the New York City region and markets beyond.

- **Republic** is one of the world's leading crowdfunding investment platforms. To appear on Republic, a company must go through robust diligence beforehand. Investments are open to everyone.

- **Our pre-sale offering** is now live and is accepting reservations. A reservation guarantees a spot in line when our campaign officially launches in a few weeks.

- **We're rapidly scaling** across the New York and New Jersey market by working with the area's leading public and private real estate holders to build vast urban bicycle parking, charging and service networks. While non-dilutive financing has already been secured for this historic expansion, this fundraise will help us grow even faster by super-charging product development and team growth.

Reserve your Spot Now

Help spread the word!
If you believe in the work that we're doing and want to take advantage of this rare opportunity. Please consider sharing this Republic listing with your network!

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Our mailing address is:
Oonee
1150 Pacific Street
Brooklyn, NY 11216
Add us to your address book

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Gmail

Yosef Kessler <yosef@ooneepod.com>

Fwd: Invest in Black Entrepreneurship in Brooklyn

1 message

Shabazz Stuart <shabazz@ooneepod.com>
To: Yosef Kessler <yosef@ooneepod.com>

Sent from Tucker for compliance

Shabazz Stuart
Founder & CEO
347-383-3306

Begin forwarded message:

From: Tucker Reed <tucker@totembrooklyn.com>
Subject: Invest in Black Entrepreneurship in Brooklyn
Date: October 27, 2021 at 10:59:38 AM EDT
To: Tucker Reed <tucker@totembrooklyn.com>
Cc: Shabazz Stuart <shabazz@ooneepod.com>

Friends, New Yorkers, Countrywomen -

I am very proud to share the below email from my mentee and friend Shabazz Stuart. Who, at much personal sacrifice, has built Oonee - the City's first secure bike parking network - o

The litany of early stage accomplishments are outlined below, that set the stage for Oonee's first seed stage investment round, launching very soon (details below).

Not only is this company a vehicle for addressing important public policy around smart and sustainable transportation that I think might intrigue you. But further - and more importantly -

Finally - Brooklyn is a community of home grown entrepreneurship. And I am excited to support the next generation following in the big foot steps of this County of Kings tradition. I am

Warm Regards,

TR

|TOTEM|

Tucker Reed | Principal
tucker@totembrooklyn.com

T. 917 992 9141
totembrooklyn.com

From: Shabazz Stuart <shabazz@ooneepod.com>
Subject: Fwd: We're taking investment reservations to support green cycling infrastructure development!
Date: October 27, 2021 at 9:21:22 AM EDT
To: Tucker Reed <tucker@totembrooklyn.com>

Hi Tucker,

Sharing the below with you on our crowd-investing campaign on Republic that is now taking reservations. I think it's a solid opportunity to invest in a fast growi

---Forwarded Message---

Good Afternoon,

As you may know, for the past few years, I've been working on a way to **scale secure bike parking & service systems** in New York and otl

With over **40 stations announced for the New York & New Jersey area**, and four additional preliminary partnerships announced for othe

To supercharge this growth, we're kicking off the first phase of our **seed round by** raising on Republic, one of the globe's most trusted crowd-

If you're looking for a **strong civic investment opportunity**, Please consider reserving your spot on our campaign page below; it's a great c

Below, I will include some basic updates on the company's accomplishments, but you can find the link to the Republic listing here: https://bit.ly/3

If you can, please help spread the word by sharing this with others who might be interested!

Key updates and accomplishments:

Oonee has blazed the trail with an impressive array of accomplishments over the past three years. Specific highlights include:

- A recent expansion announcement of 40 stations in New York & New Jersey, in partnership with the Port Authority of New York and New

You can see our full update here

- New designs and prototypes that will raise the standard for this kind of infrastructure in cities. These include, New York's first curbside bi
- A venture backed vision for essential services: Oonee is revenue positive; our two advertising permitted NYC area stations have currentl
- New York's first developer backed public secure bike parking facilities, which will pave the way for the inclusion of this infrastructure in U

  You can read more about Oonee Hub here: https://medium.com/oonee/introducing-the-oonee-hub-bb10baa674bb?source=friends_link&sk=50d10fead
- We've set New Standards in Equality & Inclusion for the sector, with 54 percent of our userbase identifying as non-white, and ⅓ of Oonee
- We've successfully worked with elected officials and communities in what is traditionally regarded as the nation's most challenging marke

  A video of our launch at Barclays Center, which highlights community adoption can be seen here: https://youtu.be/LJFoJPGpuql

Press Coverage & Headlines:

Oonee has been featured in national and local outlets:

New York Times: N.Y.C.'s Bike Parking Problem: 1.6 Million Riders and Just 56,000 Spots

Bloomberg Business Profile: Oonee Wants to Fix New York Bike Parking with Free, Secure Storage Pods

Fast Company: These bike parking pods are designed to sit in a parking space

Curbed New York: Here's a Handsome Solution to New York's Bike-Parking Crisis

Vice: https://www.vice.com/en/article/xgxwzq/these-entrepreneurs-show-why-the-bike-boom-is-here-to-stay

Time Magazine: E-Bikes Are Taking Off—But We Need to Make Space for Them

Patch: Jersey City To Get Nation's First Municipal Secure Bike Parking

AMNY: https://www.amny.com/transit/six-secure-bike-parking-spots-coming-to-grand-central-terminal/

Some Select Photos


RAD POWER BIKE


ECTRIC






BARCLAYS CENT









--

OONEE

Shabazz Stuart
Founder & CEO
347-383-3306
ooneepod.com

Social Media TTW Communications

Twitter:

"Hey [insert name]!

Thanks for following us!

As you may know, we're a Brooklyn based Black & Brown owned company that's working to scale secure bike parking in New York and other cities across the country; we recently announced a 40 station expansion in NYC/NJ, and preliminary partnerships in four other markets across the country. We've also shared our vision for a slew of new designs and technologies that will help revolutionize the experience of using a bike in the city.

To help supercharge this growth, we're kicking off our seed round with a crowd-investment campaign on Republic. Minimum investments are as low as $150, and you can reserve your spot in the offering at the link below. This is a great opportunity to own a piece of a company that is rapidly growing, and also to help build green, climate friendly infrastructure in our cities.

We hope you consider joining the cause by reserving an investment today. Every single reservation matters!

Please also consider helping to spread the word to your friends and network!

Investment reservations can be made at this link:

https://bit.ly/3E3AZvn

Thanks so much for your time!"

"Oonee is fundraising on Republic!

Investing in
@ooneepod
is a great way to commit to the movement to bring free secure bike parking on scale in cities.

Learn more and reserve your spot to invest

https://republic.co/oonee"

“The @ooneepod page on @joinrepublic is now live! You can reserve your investment at the link below.

I am humbly asking Folded hands anyone that has followed our journey to consider investing and/or spreading the word.

GREAT biz opportunity w/ REAL impact.

https://bit.ly/3E3AZvn”

Instagram:


Reserve
Your
Investment.
Oonee is fundraising on Republic, one of the world's leading crowd-investing platforms... help us build the bicycle infrastructure of the future by reserving your investment today!
OONEE
ooneepod
Brooklyn, New York
ooneepod We're fundraising on Republic! Republic is one of the world's leading crowd-investing platforms, with extensive due diligence and vetting completed before appearing on the platform. If you're interested in helping to build the next generation of #bikenyc parking infrastructure (and owning part of a rapidly growing business) reserve your investment today!
Link in Bio!
Instructions: Republic is accepting reservations for investments-- actual investments will be processed in a few weeks time. A reservation guarantees you a spot in the offering.
Send us a DM if you have any questions! Please share with your network if you can.
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